Exhibit 99.74

ELEMENTAL ALTUS ROYALTIES CORP.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

WITH RESPECT TO

THE ANNUAL GENERAL AND SPECIAL MEETING OF

SHAREHOLDERS TO BE HELD ON JULY 29, 2025

Dated June 18, 2025

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ELEMENTAL ALTUS ROYALTIES CORP.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general and special meeting (“Meeting”) of the holders (“Shareholders”) of common shares (“Common Shares”) of Elemental Altus Royalties Corp. (“Company” or “Elemental”) will be held at Suite 1020 - 800 West Pender Street, Vancouver, British Columbia, V6C 2V6 on July 29, 2025 at 10:00 a.m. (Vancouver time). The Company will be conducting an in-person Meeting in Vancouver, British Columbia.

The Meeting is being held for the following purposes, which are further described in the Company’s management information circular dated June 18, 2025 (the “Circular”):

1.	to receive the audited annual consolidated financial statements of the Company for the financial year ended December 31, 2024, together with the report of the auditors thereon;

2.	to fix the number of directors of the Company to be elected at the Meeting to hold office for the ensuing year or otherwise as authorized by the Shareholders of the Company at five (5);

3.	to elect the directors of the Company to hold office until the next annual general meeting of Shareholders. For more information, see “Matters to be Acted Upon at the Meeting – Election of Directors” in the Circular;

4.	to appoint PricewaterhouseCoopers LLP (“PwC”) as auditor of the Company until the next annual meeting of Shareholders at a remuneration to be fixed by the directors of the Company. For more information, see “Matters to be Acted Upon at the Meeting – Appointment of Auditor” in the Circular;

5.	to consider and, if deemed advisable, pass an ordinary resolution, the full text of which is attached as Schedule “B” to the Circular, approving and ratifying the Company’s incentive compensation plan (the “Omnibus Plan”), including the setting-aside, allotting and reserving 10% of the Company’s outstanding Common Shares from time to time for issuance pursuant to the exercise of stock options granted under the Omnibus Plan. For more information, see “Matters to be Considered at the Meeting - Approval of Omnibus Plan” in the Circular;

6.	to consider and, if deemed advisable, to pass a special resolution, the full text of which is attached as Schedule “D” to the Circular, to effect the consolidation of all the issued and outstanding common shares of the Company on the basis of up to ten (10) pre-consolidation Common Shares for one (1) post-consolidation Common Share, such consolidation ratio to be determined by the Board. For more information, see “Matters to be Acted Upon at the Meeting – Approval of Consolidation” in the Circular; and

7.	to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

Shareholders should refer to the Circular for more detailed information with respect to the matters to be considered at the Meeting.

The board of directors of the Company (the “Board”) has set the close of business on June 18, 2025 as the date of record (the “Record Date”) for determining the Shareholders who are entitled to receive notice of and vote at the Meeting. Only persons shown on the register of Shareholders at the close of business on the Record Date, or their duly appointed proxyholders, will be entitled to receive notice of the Meeting and vote on the matters to be considered at the Meeting.

A registered Shareholder may attend the Meeting in-person or may be represented by proxy at the Meeting. All Shareholders are encouraged to attend the Meeting in-person or to date, sign and return the accompanying instrument of proxy (“Instrument of Proxy”) enclosed with the N&A Notification (defined below) for use at the Meeting or any adjournment or postponements thereof. To be effective, the Instrument of Proxy must be mailed so as to reach or be deposited with Computershare Trust Company of Canada, Attention: Proxy Department, 8th floor, 100 University Ave, Toronto, Ontario, M5J 2Y1, not later than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays in the City of Vancouver, British Columbia) prior to the time set for the Meeting or any adjournment or postponement thereof. Shareholders may also confirm their proxy vote by telephone or online at www.investorvote.com. Full voting instructions are included within the Instrument of Proxy.

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If you are not a registered Shareholder of the Company and received this Notice of Meeting and the Circular through your broker or another intermediary (an “Intermediary”, which includes, among other entities and individuals, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans), please complete and return the accompanying Instrument of Proxy or Voting Instruction Form provided to you by such Intermediary, in accordance with the instructions provided therein.

Notice-and-Access

The Company is relying on the “notice-and-access” delivery procedures outlined in National Instrument 54-101– Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) and National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), to distribute copies of the proxy related materials in connection with the Meeting (together, “Notice-and-Access Provisions”).

The Company has chosen to deliver the Circular, the financial statements of the Company and the auditor’s report for the year ended December 31, 2024, the management’s discussion and analysis for the year ended December 31, 2024, and other related materials of the meeting (“Proxy Materials”) using Notice-and-Access Provisions, which govern the delivery of proxy-related materials to Shareholders utilizing the internet. Notice-and-Access Provisions allow the Company to choose to deliver Proxy Materials to Shareholders by posting them on SEDAR+ and on a non-SEDAR+ website, provided that the conditions of NI 54-101 and NI 51-102 are met, rather than by printing and mailing the documents. Notice-and-Access Provisions can be used to deliver materials for both general and special meetings of shareholders. Shareholders are entitled to request a paper copy of the Circular and request that the Circular be mailed to them at the Company’s expense.

Pursuant to the Notice-and-Access Provisions, the Company must send a notice to each registered and beneficial Shareholder (the “N&A Notification”) together with a form of Instrument of Proxy or a Voting Instruction Form (together with the N&A Notification, the “Notice Package”), indicating that the Proxy Materials have been posted on the Company’s website and on SEDAR+, and including an explanation regarding how a Shareholder can access the Proxy Materials or obtain paper copies thereof. We remind you to access and review all of the important information contained in the Proxy Materials before voting.

The Proxy Materials will be available online at the following link: https://elementalaltus.com/investors/agm/. You may also find a copy on SEDAR+ under the Company’s profile at https://www.sedarplus.ca.

You may obtain a paper copy of the Proxy Materials at no cost by calling the toll-free number 1-866-962-0498.

If you request a paper copy of the Proxy Materials, please note that another form of Instrument of Proxy or Voting Instruction Form will not be sent; please retain the one received with the Notice Package for voting purposes.

To allow adequate time for a Shareholder to receive and review a paper copy of the Proxy Materials and then to submit their vote by July 25, 2025, a Shareholder requesting a paper copy of the Proxy Materials should ensure such request is received by the Company no later than July 18, 2025.

If a paper copy of the Proxy Materials is requested prior to the date of the Meeting, the Proxy Materials shall be sent within three (3) Business Days after receiving the request, by first class mail, courier or the equivalent. If a paper copy of the Proxy Materials is requested on or after the date of the Meeting and within one (1) year of the Circular being filed by the Company to SEDAR+, the Proxy Materials shall be sent within ten (10) calendar days after receiving the request, by prepaid mail, courier or the equivalent.

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The Circular, this Notice of Meeting, the N&A Notification, the Instrument of Proxy or Voting Instruction Form and the Company’s annual audited consolidated financial statements for the year ended December 31, 2024 and the related management’s discussion and analysis of financial condition and results of operations (the “Meeting Materials”) are available on the Company’s website (www.elementalaltus.com) and under the Company’s profile on SEDAR+ at www.sedarplus.ca. Shareholders are reminded to review the Meeting Materials before voting.

DATED this 18th day of June, 2025	BY ORDER OF THE BOARD OF DIRECTORS OF Elemental Altus Royalties Corp.

	(signed)	“Juan Sartori”
Executive Chairman

TABLE OF CONTENTS

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS	II
GENERAL PROXY MATTERS	1
Solicitation of Proxies	1
Voting of Proxies by Registered Shareholders	2
Voting by Non-Registered Shareholders	3
GENERAL INFORMATION	5
CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION	5
VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES	7
EXECUTIVE COMPENSATION	8
Compensation Discussion and Analysis	8
Risks of Compensation Policies and Practices	8
Compensation Governance	9
Benefit, Contribution, Pension, Retirement, Deferred Compensation and Actuarial Plans	9
Director and Named Executive Officer Compensation, Excluding Compensation Securities	9
TABLE OF DIRECTOR COMPENSATION EXCLUDING COMPENSATION SECURITIES	9
Outstanding Compensation Securities	10
Termination and Change of Control Benefits	11
OMNIBUS PLAN	12
Incentive Awards	14
Options	14
Restricted Share Units	15
Performance Share Units	15
Securities Authorized for Issuance Under Equity Compensation Plans	16
CORPORATE GOVERNANCE DISCLOSURE	17
General	17
Board of Directors	17
Standing Committees of the Board	17
Other Public Company Directorships	17
Orientation and Continuing Education of Board Members	18
Ethical Business Conduct	18
Nomination of Directors	18
Advance Notice Policy	18
COMPENSATION OF DIRECTORS AND OFFICERS	19
Compensation Committee Mandate	19
Trading Restrictions	19
Assessment of Directors, the Board and Board Committees	20

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AUDIT COMMITTEE DISCLOSURE	20
Audit Committee Mandate	20
External Auditor Service Fees	20
MATTERS TO BE ACTED UPON AT THE MEETING	21
Financial Statements	21
Fixing the Number of Directors	21
Election of Directors	21
Elemental Nominees	21
Biographies of Current Management and the Elemental Nominees	24
Corporate Cease Trade Orders or Bankruptcies	25
Penalties or Sanctions	26
Personal Bankruptcies	26
Appointment of Auditor	26
Approval of Amended Omnibus Plan	26
Approval of Consolidation	27
VOTES NECESSARY TO PASS RESOLUTIONS	27
OTHER MATTERS	28
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	28
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	28
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	28
ADDITIONAL INFORMATION	28
APPROVAL	29
SCHEDULE “A” GLOSSARY OF TERMS	A-1
SCHEDULE “B” OMNIBUS PLAN RESOLUTION	B-1
SCHEDULE “C” OMNIBUS PLAN	C-1
SCHEDULE “D” SHARE CONSOLIDATION RESOLUTION	D-1
SCHEDULE “E” AUDIT COMMITTEE CHARTER	E-1

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT INFORMATION CIRCULAR

RESPECTING THE
ANNUAL GENERAL AND SPECIAL MEETING OF COMMON SHAREHOLDERS
TO BE HELD ON JULY 29, 2025

GENERAL PROXY MATTERS

Solicitation of Proxies

This management information circular (“Circular”) is furnished in connection with the solicitation of proxies by the management of Elemental Altus Royalties Corp. (the “Company”), to be used at the annual general and special meeting (“Meeting”) of holders (“Shareholders”) of common shares of the Company (“Common Shares”) to be held on July 29, 2025, at 10:00 a.m. (Vancouver time) in-person at Suite 1020 - 800 West Pender Street, Vancouver, British Columbia, V6C 2V6, or at any adjournment or postponement thereof for the purposes set out in the accompanying notice of annual general and special meeting of Shareholders (“Notice of Meeting”). References in this Circular to the Meeting include any adjournment or postponement thereof. It is expected that the solicitation will be primarily by mail and virtually; however, proxies may also be solicited by certain officers, directors and regular employees of the Company by telephone or personally. These individuals will receive no compensation for such solicitation other than their regular fees or salaries, if any. The cost of solicitation by management will be borne directly by the Company.

The board of directors of the Company (“Board”) has set the close of business on June 18, 2025 as the date of record (“Record Date”) for the determination of the registered holders of Common Shares entitled to receive notice of and vote at the Meeting.

The Company will be conducting an in-person Meeting at Suite 1020 - 800 West Pender Street, Vancouver, British Columbia, V6C 2V6.

All Shareholders are encouraged to attend the Meeting in-person or to date, sign and return the accompanying instrument of proxy (“Instrument of Proxy”) for use at the Meeting or any adjournment or postponements thereof. To be effective, the Instrument of Proxy must be mailed so as to reach or be deposited with Computershare Trust Company of Canada, Attention: Proxy Department, 8th floor, 100 University Ave, Toronto ON, M5J 2Y1, not later than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays in the City of Vancouver, British Columbia) prior to the time set for the Meeting or any adjournment or postponement thereof. Shareholders may also confirm their proxy vote by telephone or online at www.investorvote.com. Full voting instructions are included within the Instrument of Proxy.

Notice-and-Access

The Company is relying on the “notice-and-access” delivery procedures outlined in National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) and National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), to distribute copies of the proxy related materials in connection with the Meeting (together, “Notice-and-Access Provisions”).

The Company has chosen to deliver the Circular, the financial statements of the Company and the auditor’s report for the year ended December 31, 2024, the management’s discussion and analysis for the year ended December 31, 2024, and other related materials of the meeting (“Proxy Materials”) using Notice-and-Access Provisions, which govern the delivery of proxy-related materials to Shareholders utilizing the internet. Notice-and-Access Provisions allow the Company to choose to deliver Proxy Materials to Shareholders by posting them on SEDAR+ and on a non-SEDAR+ website, provided that the conditions of NI 54-101 and NI 51-102 are met, rather than by printing and mailing the documents. Notice-and-Access Provisions can be used to deliver materials for both general and special meetings of shareholders. Shareholders are entitled to request a paper copy of the Circular and request that the Circular be mailed to them at the Company’s expense.

Pursuant to the Notice-and-Access Provisions, the Company must send a notice to each registered and beneficial Shareholder (the “N&A Notification”) together with a form of Instrument of Proxy or a VIF (as defined below) (together with the N&A Notification, the “Notice Package”), indicating that the Proxy Materials have been posted on the Company’s website and on SEDAR+, and including an explanation regarding how a Shareholder can access the Proxy Materials or obtain paper copies thereof. We remind you to access and review all of the important information contained in the Proxy Materials before voting.

The Proxy Materials will be available online at the following link: https://www.elementalaltus.com/investors/agm/. You may also find a copy on SEDAR+ under the Company’s profile at https://www.sedarplus.ca.

You may obtain a paper copy of the Proxy Materials at no cost by calling the toll-free number 1-866-962-0498.

If you request a paper copy of the Proxy Materials, please note that another form of Instrument of Proxy or VIF will not be sent; please retain the one received with the Notice Package for voting purposes.

To allow adequate time for a Shareholder to receive and review a paper copy of the Proxy Materials and then to submit their vote by July 25, 2025, a Shareholder requesting a paper copy of the Proxy Materials should ensure such request is received by the Company no later than July 18, 2025.

If a paper copy of the Proxy Materials is requested prior to the date of the Meeting, the Proxy Materials shall be sent within three (3) Business Days after receiving the request, by first class mail, courier or the equivalent. If a paper copy of the Proxy Materials is requested on or after the date of the Meeting and within one (1) year of the Circular being filed by the Company to SEDAR+, the Proxy Materials shall be sent within ten (10) calendar days after receiving the request, by prepaid mail, courier or the equivalent.

Voting of Proxies by Registered Shareholders

The Common Shares represented by the accompanying Instrument of Proxy if the same is properly executed and is received at the offices of Computershare Trust Company, Attention: Proxy Department, 8th floor, 100 University Ave, Toronto, Ontario, M5J 2Y1, not later than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays in the City of Vancouver, British Columbia) or by telephone or online at www.investorvote.com (Full voting instructions are included within the Instrument of Proxy), prior to the time set for the Meeting or any adjournment or postponement thereof, will be voted at the Meeting, and, where a choice is specified in respect of any matter to be acted upon, will be voted or withheld from voting, as the case may be, in accordance with the specification made. In the absence of such specification, Instruments of Proxy in favour of management’s nominees will be voted in favour of each of the Elemental Nominees (as defined herein) as directors of the Company and the other matters identified in the Notice of Meeting. The Instrument of Proxy also confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of printing of this Circular, management knows of no such amendments, variations or other matters to come before the Meeting. However, if any other matters that are not now known to management should properly come before the Meeting, the Instrument of Proxy will be voted on such matters in accordance with the best judgment of the named proxies.

Appointment and Revocation of Proxies by Registered Shareholders

The persons named in the Instrument of Proxy have been selected by the Board of the Company and have indicated their willingness to represent as proxy the Shareholder who appoints them. A Shareholder wishing to appoint some other person, who need not be a Shareholder, to represent them at the Meeting, may do so by inserting such person’s name in the blank space provided in the Instrument of Proxy or by completing another proper Instrument of Proxy and, in either case, depositing the completed and executed Instrument of Proxy at the offices of Computershare Trust Company, Attention: Proxy Department, 8th floor, 100 University Ave, Toronto, Ontario, M5J 2Y1, not later than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays in the City of Vancouver, British Columbia) prior to the time set for the Meeting or any adjournment or postponement thereof. If the Meeting is adjourned or postponed, then the Instrument of Proxy must be submitted no later than forty-eight (48) hours (excluding Saturdays, Sundays, and statutory holidays in Vancouver, British Columbia) prior to the time set for the Meeting or any adjournment or postponement thereof. The Instrument of Proxy may indicate the manner in which the appointee is to vote with respect to any specific item, by checking the appropriate space in the Instrument of Proxy. If the Shareholder giving the Instrument of Proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. The Common Shares represented by the Instrument of Proxy submitted by a Shareholder will be voted in accordance with the directions, if any, set forth in the Instrument of Proxy.

An Instrument of Proxy given pursuant to this solicitation may be revoked by an instrument in writing executed by a Shareholder or by a Shareholder’s attorney duly authorized in writing or, if the Shareholder is a body corporate, under its corporate seal or, by a duly authorized officer or attorney and deposited at the offices of the transfer agent, Computershare Trust Company, Attention: Proxy Department, 8th floor, 100 University Ave, Toronto, Ontario, M5J 2Y1, at any time up to and including the last Business Day preceding the day of the Meeting or with the Chairperson of the Meeting on the day of the Meeting or in any other manner permitted by applicable law.

Voting by Non-Registered Shareholders

If you are not a registered Shareholder (“Non-Registered Shareholder”) of the Company and received the Notice of Meeting and this Circular through your broker or through another intermediary (an “Intermediary”, which includes, among other entities and individuals, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans), please complete and return the Instrument of Proxy or Voting Instruction Form (“VIF”) provided to you by such broker or other Intermediary, in accordance with the instructions provided therein.

Most Shareholders are Non-Registered Shareholders because the Common Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. Common Shares beneficially owned by a Non-Registered Shareholder are registered either: (i) in the name of an Intermediary that the Non-Registered Shareholder deals with in respect of the Common Shares; or (ii) in the name of a clearing agency such as CDS & Co. (the registration name of CDS Clearing and Depository Services Inc.) of which the Intermediary is a participant.

Common Shares held by Intermediaries and their nominees can only be voted (for or against resolutions) upon the instructions of the Non-Registered Shareholder. Without specific instructions, the Intermediary or their nominee is prohibited from voting Common Shares for their clients. Each Non-Registered Shareholder should therefore ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

NI 54-101 requires Intermediaries to seek voting instructions from Non-Registered Shareholders in advance of Shareholders’ meetings. The various Intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Non-Registered Shareholders to ensure their Common Shares are voted at the Meeting. The VIF supplied to a Non-Registered Shareholder by its Intermediary (or the agent of the Intermediary) is substantially similar to the Instrument of Proxy provided directly to registered Shareholders by the Company. However, its purpose is limited to instructing the registered Shareholder (i.e., the Intermediary or agent of the Intermediary) how to vote on behalf of the Non-Registered Shareholder. In Canada, the vast majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Services, Inc. (“Broadridge”). Broadridge typically prepares a machine readable VIF, mails those forms to Non-Registered Shareholders and asks Non-Registered Shareholders to return the VIFs to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the Internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Non-Registered Shareholder who receives a VIF cannot use it to vote Common Shares directly at the Meeting. Non-Registered Shareholders should carefully follow the instructions of their broker or other Intermediary, including those regarding when and where their VIF is to be delivered in order to have the Common Shares voted. If you have any questions respecting the voting of Common Shares held through a broker or other Intermediary, please contact that broker or other Intermediary for assistance.

Although a Non-Registered Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of their broker, a Non-Registered Shareholder may attend the Meeting as proxyholder for the registered Shareholder and vote the Common Shares in advance of the Meeting in that capacity. Non-Registered Shareholders who wish to indirectly vote their Common Shares as proxyholder for the registered Shareholder, should enter their own names in the blank space on the VIF and return it to their broker (or the broker’s agent) in accordance with the instructions provided by such broker in advance of the Meeting.

There are two categories of Non-Registered Shareholders: (i) objecting beneficial owners (“OBOs”) – those who object to their name being made known to the issuer of securities which they own; and (ii) non-objecting beneficial owners (“NOBOs”) – those who do not object to the issuer of the securities they own knowing who they are.

If you are a NOBO and the Company or its agent has sent the Meeting materials directly to you, your name, address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding the securities on your behalf. By choosing to send such materials to you directly, the Company (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering them to you; and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

The Company has distributed copies of the Meeting materials indirectly to NOBOs. OBOs can expect to be contacted by Broadridge or their Intermediary or Intermediary’s agents and can access the Meeting materials electronically through a link provided by Broadridge. The Company will assume the costs associated with the delivery of the Meeting materials, as set out above, to NOBOs by the Intermediary. The NOBOs who opted to receive the Meeting materials electronically, will receive a link provided by Broadridge.

All references to Shareholders in this Circular and the Instrument of Proxy and Notice of Meeting, are references to registered Shareholders of the Company unless specifically otherwise stated.

GENERAL INFORMATION

Any reference in this Circular to “Elemental”, the “Company”, “we”, “us” or “our” includes Elemental Altus Royalties Corp. and its material subsidiaries through which its various business operations are conducted, as the context requires.

Words importing the singular include the plural and vice versa and words importing any gender include all genders. A reference to an agreement means the agreement, as it may be amended, supplemented or restated from time to time.

Unless otherwise indicated, information in this Circular is given as at June 18, 2025.

Unless otherwise indicated, calculations of percentage amounts or amounts per Common Share set forth in this Circular are based on 245,762,591 Common Shares issued and outstanding as of the close of business on June 17, 2025.

Figures, columns and rows presented in tables provided in this Circular may not add due to rounding.

All statements in this Circular made by or on behalf of management and directors are made in such persons’ capacities as executive officers and/or directors, as the case may be, of Elemental and not in their personal capacities.

All dollar amounts referenced as “C$” or “CAD” are references to Canadian dollars, all references to “$”, “US$” or “USD” are references to United States dollars, and all references to “A$” is references to Australian dollars.

The information found on, or accessible through, Elemental’s website does not form part of this Circular.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This Circular and the documents incorporated by reference into this Circular contain forward-looking statements and forward-looking information (collectively, “forward-looking information”) within the meaning of applicable Canadian securities laws. All statements other than statements of historical fact may be forward-looking information. Forward-looking information is frequently characterized by words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “target”, “scheduled”, “potential”, or other similar words (including negative and grammatical variations), or statements that certain events or conditions “may”, “should”, “might” or “could” occur. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward- looking statements, including risks associated with the impact of general economic conditions, industry conditions, governmental regulation, volatility of commodity prices, currency fluctuations, uncertainties related to commodity price, interest rate and foreign exchange rate swap contracts and/or derivative financial instruments that Elemental may enter into from time to time to manage its risk related to such prices and rates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and Elemental’s ability to access sufficient capital from internal and external sources, the risks discussed in the section entitled “Risk Factors” in Elemental’s annual information form dated April 29, 2024 (the “Elemental AIF”), which is filed with the securities commission or similar regulatory authority in each of the provinces and territories of Canada (other than Quebec) and Elemental’s other public disclosure documents, and other factors, many of which are beyond Elemental’s control. Elemental believes the expectations reflected in this forward-looking information is reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this Circular should not be unduly relied upon.

Specific forward-looking information contained in this Circular includes, among others, statements concerning:

•	statements relating to the business and future activities of Elemental after the date of this Circular;
•	the financial projections for Elemental;
•	the projected outcome of the royalty portfolio of Elemental; and
•	other statements that are not historical facts.

Forward-looking information is based on, among other things, Elemental’s expectations regarding its future growth, results of operations, future capital and other expenditures (including the amount, nature and sources of funding thereof), competitive advantages, plans for and results of drilling activity, environmental matters, business prospects and opportunities. Such forward-looking information reflects Elemental’s current beliefs and assumptions and is based on information currently available to it.

With respect to forward looking information contained in this Circular, assumptions have been made regarding, among other things:

•	that commodity prices will not experience a material adverse change;
•	the continuation of mining operations at the mines from which Elemental will receive royalty payments and the results of those operations;
•	that the mining operations that underly royalties will operate in accordance with disclosed parameters;
•	foreign exchange rates and interest rates;
•	Elemental’s ability to retain current staff and hire additional qualified staff in a timely and cost-efficient manner;
•	the regulatory framework governing royalties, taxes and environmental matters in the jurisdictions in which Elemental conducts and will conduct its business;
•	operating costs;
•	operational reliability;
•	production forecasts;
•	Elemental’s ability to generate sufficient cash flow from operations to meet its current and future obligations;
•	Elemental’s ability to make capital investments and the amounts of capital investments;
•	the availability and price of labour and equipment;
•	the status, credit risk and continued existence of counterparties having contracts with Elemental and their affiliates and their performance of such contracts;
•	current and future sources of funding for Elemental;
•	Elemental’s future debt levels;
•	the impact of increasing competition on Elemental; and
•	Elemental’s ability to obtain funding on acceptable terms.

Many of the foregoing assumptions are subject to change and are beyond Elemental’s control.

Some of the risks that could affect Elemental’s future results and could cause results to differ materially from those expressed in the forward-looking information include:

•	the inherent uncertainty associated with financial or other projections or outlooks;
•	operating results;
•	the failure to realize the anticipated benefits of acquisitions of royalties and/or streams by Elemental;
•	the risk relating to the timing, financing and completion of acquisitions of royalties by Elemental;
•	the risks inherent in Elemental’s operations;

•	the commercial and business plans of Elemental;
•	availability of adequate levels of insurance;
•	risks of war, hostilities, civil insurrection, instability and political and economic conditions in or affecting countries in which Elemental holds royalties;
•	severe weather conditions and risks related to climate change;
•	risks associated with technology;
•	changes in laws and regulations, including regulatory and taxation laws, and the interpretation of such changes to Elemental’s business;
•	changes in governments in jurisdictions where Elemental has royalties;
•	changes in commodity prices;
•	differentiation with respect to the mineral reserve and mineral resource estimates for the properties on which Elemental holds a royalty;
•	the ability of Elemental’s counterparties to comply with the terms of royalty obligations;
•	operational hazards;
•	natural hazards such as lightning and fires;
•	competition for, among other things, capital, the acquisition of assets and skilled personnel;
•	risks arising from future acquisition activities;
•	sufficiency of funds;
•	general economic, market and business conditions;
•	volatility of commodity inputs;
•	variations in foreign exchange rates and interest rates;
•	national or global financial crisis;
•	environmental risks and hazards and the cost of compliance with environmental legislation and regulations, including greenhouse gas regulations, potential climate change legislation and potential land use regulations;
•	export and import restrictions;
•	the need to obtain regulatory approvals and maintain compliance with regulatory requirements;
•	the extent of, and cost of compliance with, laws and regulations and the effect of changes in such laws and regulations from time to time including changes which could restrict Elemental’s ability to access foreign capital;
•	failure to obtain or retain key personnel;
•	potential conflicts of interest;
•	changes to tax laws and government incentive programs;
•	the potential for management estimates and assumptions to be inaccurate;
•	risks associated with establishing and maintaining systems of internal controls;
•	political risks and terrorist attacks;
•	cybersecurity breaches, omissions or failures;
•	Elemental’s inability to make scheduled payments of the principal of, to pay interest on, or to refinance its indebtedness;
•	the inability of Elemental to generate cash flow that is sufficient to service its indebtedness and make necessary capital expenditures;
•	restrictions contained in Elemental’s credit facilities limiting, among other things, Elemental’s ability to incur further indebtedness, create certain liens on assets, engage in certain types of transactions or amend its royalty contracts without the consent of its lenders;
•	Elemental defaulting on its obligations under its indebtedness;
•	pool operations of the properties in respect of which Elemental holds an interest;
•	some of the properties of which Elemental has an interest never achieving commercial production;
•	bankruptcy, liquidity or insolvency risks;
•	the risks associated with Indigenous peoples opposing operations or new developments.
•	depleted mineral reserves and mineral resources;
•	defects in title to properties underlying Elemental’s royalties or defects in Elemental’s royalties;
•	litigation affecting the properties underlying Elemental’s royalties;
•	the risks related to the construction, development, and/or expansion in relation to the mines and properties of which Elemental holds a royalty;
•	difficulties for U.S. or foreign investors to effect service of process against the Company upon judgments of U.S. or foreign courts predicated upon civil liabilities under U.S. or foreign securities laws; and

•	the risks associated with the U.S. Internal Revenue Service deeming the Company to be a “passive foreign investment company” which could result in adverse U.S. federal income tax consequences for U.S. investors that hold Common Shares.

The foregoing list of risks, uncertainties and factors is not intended to be exhaustive. The effect of any one risk, uncertainty or factor on particular forward-looking information is uncertain because these factors are independent, and Elemental’s future course of action would depend on an assessment of all available information at that time. Based on information available to Elemental on the date of this Circular, management believes that the expectations in the forward-looking information are reasonable, however there can be no assurance as to Elemental’s future results (financial and otherwise), levels of activity or achievements.

Although the forward-looking information is based on assumptions which Elemental believes to be reasonable, neither Elemental nor the Board makes any assurance that actual results will be consistent with such forward- looking information. Such forward-looking information is made as of the date of this Circular unless otherwise stated, and neither Elemental nor the Board assumes any obligation to update or revise such information to reflect new events or circumstances, except as required by applicable Canadian securities laws. Due to the risks, uncertainties and assumptions inherent in forward-looking information, readers should not place undue reliance on this forward-looking information.

This cautionary statement qualifies all forward-looking information contained in this Circular.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The authorized share capital of the Company consists of an unlimited number of Common Shares. As at the close of business on June 17, 2025, there were 245,762,591 Common Shares issued and outstanding. Each Common Share entitles the holder thereof to one (1) vote on all matters to be acted upon at the Meeting.

Registered holders of Common Shares as at the close of business on the Record Date are entitled to vote their Common Shares (or, if a completed and executed Instrument of Proxy has been delivered to the Company’s transfer agent, Computershare Trust Company, within the time specified in the Notice of Meeting, to vote in advance by proxy) on the basis of one (1) vote for each Common Share held except to the extent that: (i) such Shareholder transfers their shares after the close of business on the Record Date; and (ii) such transferee, at least ten (10) days prior to the Meeting, produces properly endorsed share certificates to the secretary or transfer agent of the Company or otherwise establishes their ownership of the Common Shares, in which case the transferee may vote those Common Shares at the Meeting.

The Company’s articles provide that the quorum for the transaction of business at the Meeting consists of two persons who are, or who represent by proxy, Shareholders who, in the agreement hold at least 5% of the issued shares entitled to be voted at the Meeting.

To the knowledge of the Board and the executive officers of the Company, as of the Record Date, no person, firm or company beneficially owns, controls or directs, directly or indirectly, voting securities of the Company carrying ten percent (10%) or more of the voting rights attached to all issued and outstanding Common Shares, other than as set out below:

Name of Shareholder	Number of Common Shares Beneficially Owned, or over which Control or Direction is Exercised, Directly or Indirectly		Percentage of Common Shares Beneficially Owned, or over which Control or Direction is Exercised, Directly or Indirectly
Tether Investments S.A. de C.V.	92,782,291	(1)	37.8	%(2)

Alpha 1 SPV Limited	34,444,580		14.01%

Notes:

(1) Pursuant to an option agreement between Tether Investments S.A. de C.V., AlphaStream Limited and Alpha 1 SPV Limited dated June 10, 2025, Alpha 1 SPV Limited granted Tether Investments S.A. de C.V. the option to acquire (but not the obligation to acquire) all of the 34,444,580 Common Shares that Alpha 1 SPV Limited owns (the “Alpha Option”).

(2) The shareholding percentage of Tether Investments S.A. de C.V. is subject to change should the Alpha Option be exercised.

EXECUTIVE COMPENSATION

All references to “$” herein are referring to United States Dollars, unless otherwise noted.

Compensation Discussion and Analysis

It is the responsibility of the compensation committee of the Company (the “Compensation Committee”) to determine the level of compensation in respect of the Company’s senior executives (including to all persons acting as directors or as “Named Executive Officers”, as this expression is defined in Form 51-102F6V Statement of Executive Compensation – Venture (“Form 51-102F6V”)) with a view to providing such executives with a competitive compensation package having regard to performance. Performance is defined to include achievement of the Company’s strategic objective of growth, development of the business, enhancement of Shareholder value and attainment of annual goals as set by the Board.

The Compensation Committee is authorized to retain independent consultants or advisors as needed to support it in fulfilling its responsibilities. In 2024, the Compensation Committee engaged Lane Caputo Compensation Inc. (“Lane Caputo”) as an independent advisor to review and provide recommendations on the Company’s executive compensation framework. Their mandate includes assessing current compensation arrangements, benchmarking against a relevant peer group, and recommending adjustments to ensure alignment with both prevailing market practices and the Company’s long-term strategic objectives.

Lane Caputo’s reports have supported the Compensation Committee in evaluating total compensation for the executive team, including decisions related to annual bonuses and equity-based awards.

The table below summarizes the aggregate fees paid to Lane Caputo for services rendered in the two most recently completed financial years:

Fee	CAD$
2024	48,000
2023	-

Compensation for executive officers is composed primarily of three components: base salary, performance bonuses (in cash and/or Common Shares) and the granting of Options and performance share units (“PSUs”) pursuant to the Company’s incentive compensation plan (the “Omnibus Plan”). Performance bonuses are considered from time to time having regard to the above referenced objectives as well as the terms of each officer’s employment contract.

With respect to equity issuances, the Chief Executive Officer recommends to the Board the individual equity issuances for each executive officer and director. The Board then takes these recommendations into consideration when making final decisions on compensation for those executive officers. The Board does not use formulas or benchmarks for each grant, but is restricted by the policies of the TSXV and the terms of the Omnibus Plan. Equity issuances under the Omnibus Plan are awarded to executive officers by the Board based upon the level of responsibility and contribution of the individuals towards the Company’s goals and objectives. Previous equity issuances to a particular individual will be taken into account when considering future equity issuances to that particular individual.

Risks of Compensation Policies and Practices

The Company’s compensation program is designed to provide executive officers incentives for the achievement of near-term and long-term objectives, without motivating them to take unnecessary risk. As part of its review and discussion of executive compensation, the Board noted the following facts that discourage the Company’s executives from taking unnecessary or excessive risk:

•	the Company’s business strategy and related compensation philosophy; and
•	the effective balance, in each case, between near-term and long-term focus, corporate and individual performance, and financial and non-financial performance.

Based on this review, the Board believes that the Company’s total executive compensation program does not encourage executive officers to take unnecessary or excessive risk.

Compensation Governance

For a discussion on policies and practices by the Board to determine the compensation of the Company’s directors and executive officers, see “Executive Compensation – Compensation Discussion and Analysis”.

Benefit, Contribution, Pension, Retirement, Deferred Compensation and Actuarial Plans

The Company currently has no defined benefit, defined contribution, pension, retirement, deferred compensation or actuarial plans for its Named Executive Officers or directors of the Company. Elemental Resources Limited (“ERL”), a wholly-owned subsidiary registered in England and Wales which employs each of Frederick Bell and David Baker, and Elemental Royalties (Australia) Pty Ltd (“ERAPL”) which employs Alister Hume, provides each employee with a pension contribution equal to 10 percent of gross salary per year. The directors of the company, excluding Frederick Bell, do not receive any pension contributions.

Director and Named Executive Officer Compensation, Excluding Compensation Securities

The following table sets forth the information required under Form 51-102F6V regarding all compensation paid, payable, granted or otherwise provided during the two most recently completed financial years of the Company, to all Named Executive Officers, for the last two financial years ended December 31, 2024 and December 31, 2023.

During its financial year ended December 31, 2024, the following individuals were Named Executive Officers (as defined in applicable securities legislation) of the Company: Frederick Bell, CFO, David Baker, CFO, and Alister Hume, Executive Vice President Business Development.

TABLE OF COMPENSATION EXCLUDING COMPENSATION SECURITIES

Name and Principal Position	Year Ended December 31	Salary(1) ($)	Bonus(1) ($)	Committee or meeting fees ($)	Value of perquisites ($)	Pension Value(1) ($)	All Other Compensation ($)	Total Compensation ($)
Frederick Bell	2024	421,106	140,369	-	-	42,111	-	603,586
CEO	2023	357,008	119,002	-	-	35,700	-	511,710
David Baker	2024	263,124	87,708	-	-	26,312	-	377,144
CFO(2)	2023	223,073	58,636	-	-	22,307	-	304,016
Alister Hume	2024	214,124	71,375	-	-	21,412	-	306,910
Executive Vice President, Business Development	2023	195,509	44,100	-	-	19,551	-	259,160
Sandra Bates	2024	223,073	-	-	-	22,307	83,306	327,173
former General Counsel(3)(4)	2023	223,073	-	-	-	22,307	83,306	327,173

Notes:

(1)	The exchange rate used to calculate these amounts was based on the USD-GBP exchange rate as published by the Bank of England and the USD-CAD exchange rate published by the Bank of Canada on December 31, 2024 and December 31, 2023.
(2)	David Baker was appointed to the position of Chief Financial Officer on January 19, 2023. Prior to this appointment, David Baker was the Executive Vice President of Business Development.
(3)	Sandra Bates was appointed to the position of General Counsel in September 2022 and resigned on May 31, 2024.
(4)	All Other Compensation includes fees paid to Sandra Bates’ consulting company, Aldeia International Limited for transaction advice relating to the merger between the Company and Altus Strategies plc, completed on August 16, 2022.

TABLE OF DIRECTOR COMPENSATION EXCLUDING COMPENSATION SECURITIES

Frederick Bell did not receive any additional compensation as a director of the Company and accordingly, no information with respect to his role as a director is disclosed below.

Name and Principal Position	Year Ended December 31	Salary ($)	Bonus ($)	Committee or meeting fees ($)	Value of perquisites ($)	Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
Frederick Bell	2024	-	-	-	-	-	-	-
(CEO and former Director)	2023	-	-	-	-	-	-	-
John Robins	2024	54,666	-	11,202	-	-	-	65,868
(former Chairman)	2023	34,266	-	6,404	-	-	-	40,670
Vincent Benoit	2024	34,359	-	7,486	-	-	-	41,845
(former Director)	2023	-	-	-	-	-	-	-
Martin Turenne	2024	34,266	-	10,563	-	-	-	44,828
(former Director)	2023	34,266	-	10,563	-	-	-	44,828
Matthieu Bos	2024	-	-	-	-	-	-	-
(Former Director)	2023	-	-	-	-	-	-	-
Prashant Francis	2024	-	-	-	-	-	-	-
(Director)	2023	-	-	-	-	-	-	-
Sandeep Singh	2024	-	-	-	-	-	-	-
(Director)	2023	-	-	-	-	-	-	-
Jack Lunnon	2024	34,359	-	7,646	-	-	-	42,005
(former Director)	2023	-	-	-	-	-	-	-
Robert Milroy	2024	34,359	-	82,402	-	-	-	116,761
(former Director)	2023	34,266	-	16,967	-	-	-	51,232
David Netherway	2024	34,359	-	32,371	-	-	-	66,830
(former Director)	2023	34,266	-	19,212	-	-	-	53,478
Peter Williams	2024	34,359	-	-	-	-	-	34,359
(former Director)	2023	34,266	-	-	-	-	-	34,266
Juan Sartori	2024	-	-	-	-	-	-	-
(Director)	2023	-	-	-	-	-	-	-
Ravi Sood	2024	-	-	-	-	-	-	-
(Director)	2023	-	-	-	-	-	-	-
Simon Vumbaca	2024	-	-	-	-	-	-	-
(Director)	2023	-	-	-	-	-	-	-

Outstanding Compensation Securities

Compensation securities were granted and issued to Named Executive Officers and directors by the Company in the financial year ended December 31, 2024 for services provided or to be provided, directly or indirectly, to the Company, as disclosed in the following table:

Name and Principal Position	Number of securities underlying unexercised options (#)	Option Exercise Price ($)		Option Expiry Date ($)	Type of Compensation Security	Date of Grant/Issuance	Closing price of security or underlying security on date of grant ($)		Closing price of security or underlying security at year end ($)
Frederick Bell	500,000	C$	1.15	February 28, 2029	Stock Option	February 28, 2024	C$	1.05	C$	1.15
(CEO and former Director)	220,000		-	February 28, 2029	RSU	February 28, 2024	C$	1.05	C$	1.15
Vincent Benoit	90,000	C$	1.15	February 28, 2029	Stock Option	February 28, 2024	C$	1.05	C$	1.15
(Former Director)	50,000	C$	1.31	October 1, 2029	Stock Option	October 1, 2024	C$	1.21	C$	1.15
	90,000		-	February 28, 2029	RSU	February 28, 2024	C$	1.05	C$	1.15
	50,000		-	October 1, 2029	RSU	October 1, 2024	C$	1.21	C$	1.15
John Robins	180,000	C$	1.15	February 28, 2029	Stock Option	February 28, 2024	C$	1.05	C$	1.15
(Former Director)	100,000		-	February 28, 2029	RSU	February 28, 2024	C$	1.05	C$	1.15
Martin Turenne	180,000	C$	1.15	February 28, 2029	Stock Option	February 28, 2024	C$	1.05	C$	1.15
(Former Director)	100,000		-	February 28, 2029	RSU	February 28, 2024	C$	1.05	C$	1.15
Jack Lunnon	90,000	C$	1.15	February 28, 2029	Stock Option	February 28, 2024	C$	1.05	C$	1.15
(Former Director)	50,000	C$	1.31	October 1, 2029	Stock Option	October 1, 2024	C$	1.21	C$	1.15
	90,000		-	February 28, 2029	RSU	February 28, 2024	C$	1.05	C$	1.15
	50,000		-	October 1, 2029	RSU	October 1, 2024	C$	1.21	C$	1.15
Robert Milroy	180,000	C$	1.15	February 28, 2029	Stock Option	February 28, 2024	C$	1.05	C$	1.15
(Former Director)	100,000		-	February 28, 2029	RSU	February 28, 2024	C$	1.05	C$	1.15
David Netherway	180,000	C$	1.15	February 28, 2029	Stock Option	February 28, 2024	C$	1.05	C$	1.15
(Former Director)	100,000		-	February 28, 2029	RSU	February 28, 2024	C$	1.05	C$	1.15
Peter Williams	180,000	C$	1.15	February 28, 2029	Stock Option	February 28, 2024	C$	1.05	C$	1.15
(Former Director)	100,000		-	February 28, 2029	RSU	February 28, 2024	C$	1.05	C$	1.15
David Baker	350,000	C$	1.15	February 28, 2029	Stock Option	February 28, 2024	C$	1.05	C$	1.15
(CFO)	150,000		-	February 28, 2029	RSU	February 28, 2024	C$	1.05	C$	1.15
Alister Hume	250,000	C$	1.15	February 28, 2029	Stock Option	February 28, 2024	C$	1.05	C$	1.15
(Executive Vice President, Business Development)	100,000		-	February 28, 2029	RSU	February 28, 2024	C$	1.05	C$	1.15

Termination and Change of Control Benefits

Other than as described below, as of the date of this Circular, the Company is not a party to any contract, agreement, plan or arrangement with its Named Executive Officers that provide for payments to Named Executive Officers at, following, or in connection with any termination (whether voluntary, involuntary or constructive), resignation or retirement, or as a result of a change in control of the Company or a change in a Named Executive Officers’ responsibilities.

Frederick Bell, Chief Executive Officer

ERL is party to an employment agreement with Frederick Bell (the “Bell Agreement”). The Bell Agreement continues until terminated in accordance with its terms. The Bell Agreement provides for a salary of £352,891, exclusive of bonuses, benefits and other compensation payable (if any), and subject to adjustment in accordance with the terms of the Bell Agreement or as may be agreed to by the parties. The Bell Agreement may be terminated by Frederick Bell by giving ERL three months’ prior written notice of his intention to do so. The Bell Agreement may be terminated by the Company by giving Frederick Bell three months’ prior written notice of its intention to do so and making a payment of twelve months of salary and most recent bonus, which as of the Record Date, would have been £489,006, with termination as of immediate effect.

Pursuant to the terms of the Bell Agreement, in the event there is a “Change in Control” (as such term is defined in the Bell Agreement) which results in the dismissal or constructive dismissal during the first six months from the date of the Change of Control, Frederick Bell is entitled to receive a payment of twenty-four months of salary and most recent bonus, which as of the Record Date, would have been £841,896, and Frederick Bell is entitled for a period of one year in accordance with the terms of ERL’s Omnibus Plan to exercise any stock options or PSUs granted to him and then outstanding as of the date of such election

David Baker, Chief Financial Officer

ERL is party to a services agreement with David Baker (the “Baker Agreement”). The Baker Agreement continues until terminated in accordance with its terms. The Baker Agreement provides for a salary of £241,500, exclusive of bonuses, benefits and other compensation payable (if any), and subject to adjustment in accordance with the terms of the Baker Agreement or as may be agreed to by the parties. The Baker Agreement may be terminated by either party by providing three month’s prior written notice. Once notice of termination has been provided, the Company in its sole discretion reserves the right to make a payment in lieu of the notice, which will be for a sum equivalent to David Baker’s salary for the duration of the notice period, which as of the Record Date, would have been £60,375, with termination upon immediate effect.

Pursuant to the terms of the Baker Agreement, in the event there is a “Change in Control” (as such term is defined in the Baker Agreement) which results in the resignation, dismissal or constructive dismissal during the first six (6) months from the date of the Change of Control, David Baker is entitled to receive a payment of twenty-four months of salary and most recent bonus, which as of the Record Date, would have been £543,900.

Alister Hume, Executive Vice President, Business Development

ERAPL is party to a services agreement with Alister Hume (the “Hume Agreement”). The Hume Agreement continues until terminated in accordance with its terms. The Hume Agreement provides for a salary of A$362,880, exclusive of bonuses, benefits and other compensation payable (if any), and subject to adjustment in accordance with the terms of the Hume Agreement or as may be agreed to by the parties. The Hume Agreement may be terminated by either party by providing three month’s prior written notice. Once notice of termination has been provided, the Company in its sole discretion reserves the right to make a payment in lieu of the notice, which will be for a sum equivalent to Alister Hume’s salary for the duration of the notice period, which as of the Record Date, would have been A$90,720, with termination upon immediate effect.

Pursuant to the terms of the Hume Agreement, in the event there is a “Change in Control” (as such term is defined in the Hume Agreement) which results in the resignation, dismissal or constructive dismissal during the first six months from the date of the Change of Control, Alister Hume is entitled to receive a payment of twelve months of salary, which as of the Record Date, would have been A$362,880.

OMNIBUS PLAN

Relevant disinterested Shareholders, as described under the heading “Votes Necessary to Pass Resolutions” of this Circular, will be asked to consider and, if deemed advisable, pass an ordinary resolution approving and ratifying the Company’s Omnibus Plan including the setting-aside, allotting and reserving 10% of the Company’s outstanding Common Shares from time to time for issuance pursuant to the exercise of stock options granted under the Omnibus Plan. The aggregate number of Common Shares available for issuance pursuant to the settlement of Share Units (as defined below), shall not exceed the lesser of (i) 10% of the Company’s outstanding Common Shares less the number of Options outstanding; and (ii) 6,895,109 Common Shares, less the number of Share Units redeemed for Common Shares. The full text of the Omnibus Plan is set out in Schedule “C” to the Circular.

On June 17, 2025, the Board approved, subject to the approval of the Shareholders of the Meeting, the Company’s Omnibus Plan.

The Omnibus Plan was originally adopted by the Board on July 28th, 2020 and permits the grant of Options, Restricted Share Units (“RSUs”) and PSUs, (individually, or collectively, an “Award”) to eligible Participants (as defined in the Omnibus Plan, meaning any director, officer, employee or consultant of the Company). The Omnibus Plan will continue to be effective until the date it is terminated by the Board in accordance with the Omnibus Plan.

The purpose of the Omnibus Plan is to: (i) provide the Company with a mechanism to attract, retain and motivate highly qualified directors, officers, employees and consultants of the Company and its affiliates; (ii) align the interests of Participants with that of other Shareholders of the Company generally; and (iii) enable and encourage Participants to participate in the long-term growth of the Company through the acquisition of Common Shares as long-term investments.

Under the Omnibus Plan, the maximum number of Common Shares issuable from treasury pursuant to Awards shall not exceed 10% of the total outstanding Common Shares from time to time less the number of Common Shares issuable pursuant to any “Share Units” (being RSUs or PSUs) issued under the Omnibus Plan and any other security-based compensation arrangements of the Company, including the amended and restated stock option plan of Fengro Industries Corp. dated April 18, 2016. For greater certainty, the aggregate number of Common Shares available for issuance pursuant to settlement of Options shall not exceed 10% of the Company’s outstanding share capital. The Omnibus Plan with respect to the Options is a “rolling plan” and as a result, any and all increases in the number of issued and outstanding Common Shares will result in an increase to the number of Options for issuance under the Omnibus Plan. Shares in respect of which Options have not been exercised and are no longer subject to being purchased pursuant to the terms of any Options shall be available for further Options under the Omnibus Plan. The aggregate number of Common Shares available for issuance pursuant to the settlement of Share Units shall not exceed the lesser of (i) 10% of the Company’s outstanding Common Shares less the number of Options outstanding; and (ii) 6,895,109 Common Shares less the number of Share Units redeemed for Common Shares. The maximum number of Common Shares for which Awards may be issued to any one Participant in any 12-month period shall not exceed 5% of the outstanding Common Shares, calculated on the date an Award is granted to the Participant, unless the Company obtains disinterested Shareholder approval as required by the policies of the TSXV. The aggregate number of Common Shares for which Awards may be issued to any one Consultant (as defined by the TSXV) within any 12-month period shall not exceed 2% of the outstanding Common Shares, calculated on the date an Award is granted to the Consultant. The aggregate number of Common Shares for which Options may be issued to any company or individual (“Persons”) retained to provide Investor Relations Activities (as defined by the TSXV) within any 12-month period shall not exceed 2% of the outstanding Common Shares, calculated on the date an Option is granted to such Persons.

Other than Options, Awards may not be granted to Persons retained to provide Investor Relations Activities, except if such person is also an employee of the Company.

Unless disinterested Shareholder approval as required by the policies of the TSXV is obtained: (i) the maximum number of Common Shares for which Awards may be issued to insiders (as a group) and their associates (as defined in TSXV Policies, collectively, the “Insiders”) at any point in time shall not exceed 10% of the outstanding Common Shares; and (ii) the aggregate number of Awards granted to Insiders (as a group), within any 12-month period, shall not exceed 10% of the outstanding Common Shares, calculated at the date an Award is granted to any Insider.

The Omnibus Plan provides for customary adjustments or substitutions, as applicable, in the number of Common Shares that may be issued under the Omnibus Plan in the event of a merger, arrangement, amalgamation, consolidation, reorganization, recapitalization, separation, stock dividend, extraordinary dividend, stock split, reverse stock split, split up, spin-off or other distribution of stock or property of the Company, combination of securities, exchange of securities, dividend in kind, or other like change in capital structure or distribution (other than normal cash dividends) to the Shareholders, or any similar corporate event or transaction.

If there is a Change of Control (as defined in the Omnibus Plan), any Awards held by a Participant shall automatically vest following such Change of Control, on the Termination Date (as defined in the Omnibus Plan), if the Participant is an employee, officer or a director and their employment, or officer or director position is terminated within 12 months following the Change of Control, provided that no acceleration of Awards shall occur in the case of a Participant that was retained to provide Investor Relations Activities unless the approval of the TSXV is either obtained or not required. Notwithstanding the foregoing, in the event of an actual or potential Change of Control of the Company, the Board may, in its sole discretion, without the necessity or requirement for the agreement of any Participant: (i) accelerate, conditionally or otherwise, on such terms as it sees fit, the vesting date of any Awards; (ii) permit the conditional redemption or exercise of any Awards, on such terms as it sees fit; (iii) otherwise amend or modify the terms of any Awards, including for greater certainty by (1) permitting Participants to exercise or redeem any Awards to assist the Participants to participate in the actual or potential Change of Control, or (2) providing that any Awards exercised or exercised shall be exercisable or redeemed for, in lieu of Common Shares, such property (including shares of another entity or cash) that Shareholders of the Company will receive in the Change of Control; and (iv) terminate, following the successful completion of a Change of Control, on such terms as it sees fit, the Awards not exercised or redeemed prior to the successful completion of such Change of Control.

Incentive Awards

Options

Subject to the terms and conditions of the Omnibus Plan and any policies of the TSXV, the Board may grant Options to Participants in such amounts and upon such terms (including the exercise price, duration of the Options, the number of Common Shares to which the Option pertains, and the conditions, if any, upon which an Option shall become vested and exercisable) as the Board shall determine.

The exercise price of the Options will be determined by the Board at the time any Option is granted. In no event will such exercise price be lower than the last closing price of the Common Shares on the TSXV less any discount permitted by the rules or policies of the TSXV at the time the Option is granted. Such price upon exercise of any Option shall be payable to the Company in full in cash, certified cheque or wire transfer.

Unless otherwise specified in an Award Agreement (as defined in the Omnibus Plan), and subject to any provisions of the Omnibus Plan or the applicable Award Agreement relating to acceleration of vesting of Options, Options shall vest subject to TSXV policies, and the Board may, in its sole discretion, determine the time during which an Option shall vest and the method of vesting, or that no vesting restriction shall exist. If the Board does not determine a vesting schedule at the time of grant of any particular Option, such Option shall be exercisable in whole at any time, or in part from time to time, during the term of the Option, subject to the applicable requirements of the TSXV. Options issued to any Persons retained to provide Investor Relations Activities must vest in stages over a period of not less than 12 months, with no more than 1/4 of the Options vesting in any three- month period.

Subject to any requirements of the TSXV, the Board may determine the expiry date of each Option. Subject to a limited extension if an Option expires during a black out period, Options may be exercised for a period of up to ten (10) years after the grant date, provided that: (i) upon a Participant’s termination for cause, all Options, whether vested or not, as at the date on which a Participant ceases to be eligible to participate under the Omnibus Plan (the “Termination Date”) as a result of termination of employment, will automatically and immediately expire and be forfeited; (ii) upon the death of a Participant, all unvested Options as at the Termination Date shall automatically and immediately vest, and all vested Options will continue to be subject to the Omnibus Plan and be exercisable for a period of 12 months after the Termination Date; (iii) in the case of the disability of a Participant, all Options shall remain and continue to vest (and are exercisable) in accordance with the terms of the Omnibus Plan for a period of 12 months after the Termination Date, provided that any Options that have not been exercised (whether vested or not) within 12 months after the Termination Date shall automatically and immediately expire and be forfeited on such date; (iv) in the case of the retirement of a Participant, the Board shall have discretion, with respect to such Options, to determine whether to accelerate the vesting of such Options, cancel such Options with or without payment and determine how long, if at all, such Options may remain outstanding following the Termination Date, provided, however, that in no event shall such Options be exercisable for more than 12 months after the Termination Date; and (v) in all other cases where a Participant ceases to be eligible under the Omnibus Plan, including a termination without cause or a voluntary resignation, unless otherwise determined by the Board, all unvested Options shall automatically and immediately expire and be forfeited as of the Termination Date, and all vested Options will continue to be subject to the Omnibus Plan and be exercisable for a period of 90 days after the Termination Date, provided that any Options that have not been exercised within 90 days after the Termination Date shall automatically and immediately expire and be forfeited on such date.

Restricted Share Units

Subject to the terms and conditions of the Omnibus Plan and any policies of the TSXV, the Board may grant RSUs to Participants in such amounts and upon such terms (including time-based restrictions on vesting, restrictions under applicable laws or under the requirements of the TSXV) as the Board shall determine.

When and if RSUs become payable, the Participant issued such RSUs shall be entitled to receive payment from the Company in settlement of such RSU: (i) in a number of Common Shares (issued from treasury) equal to the number of RSUs being settled, or (ii) in any other form, all as determined by the Board at its sole discretion. The Board’s determination regarding the form of payout shall be set forth or reserved for later determination in the Award Agreement for the grant of the RSUs.

Unless otherwise specified in an Award Agreement granting RSUs, RSUs shall vest at the discretion of the Board, subject to the policies of the TSXV, provided that, and subject to the Board’s discretion: (i) upon a Participant’s termination for cause, all RSUs, whether vested (if not yet paid out) or not as at the Termination Date will automatically and immediately expire and be forfeited; (ii) upon the death of a Participant, all unvested RSUs as at the Termination Date shall automatically and immediately vest and be paid out to the Participant’s estate; (iii) in the case of the disability of a Participant, all RSUs shall remain and continue to vest in accordance with the terms of the Omnibus Plan for a period of 12 months after the Termination Date, provided that any RSUs that have not been vested within 12 months after the Termination Date shall automatically and immediately expire and be forfeited on such date; (iv) in the case of the retirement of a Participant, the Board shall have discretion, with respect to such RSUs, to determine whether to accelerate the vesting of such RSUs, cancel such RSUs with or without payment and determine how long, if at all, such RSUs may remain outstanding following the Termination Date, provided, however, that in no event shall such RSUs be exercisable for more than 12 months after the Termination Date; and (v) in all other cases where a Participant ceases to be eligible under the Omnibus Plan, including a termination without cause or a voluntary resignation, unless otherwise determined by the Board, all unvested RSUs shall automatically and immediately expire and be forfeited as of the Termination Date, and all vested RSUs will be paid out in accordance with the Omnibus Plan. In no case will any RSU vest or payment be made in respect of that RSU later than December 15th of the third calendar year following the year in which that RSU was granted, and any RSU cannot vest earlier than one year after the date of grant.

Participants holding RSUs may, if the Board so determines, be credited with dividends paid with respect of the underlying Common Shares or dividend equivalents while they are so held in a manner determined by the Board in its sole discretion. Any dividend equivalents shall not apply to an Award unless specifically provided for in the RSU Award Agreement. The Board may apply any restrictions to the dividends or dividend equivalents that the Board deems appropriate. The Board, in its sole discretion, may determine the form of payment of dividends or dividend equivalents, including cash, shares or RSUs, and may settle such entitlements with cash where it does not have sufficient Common Shares available to satisfy the obligation in Common Shares, or where the issuance of Common Shares would result in the Company breaching a limit on grants or issuances contained in the Omnibus Plan.

Performance Share Units

Subject to the terms and conditions of the Omnibus Plan and any policies of the TSXV, the Board may grant PSUs to Participants in such amounts and upon such terms (including the performance criteria applicable to such PSUs) as the Board shall determine. Each PSU shall have an initial value equal to the fair market value of a Common Share on the date of grant. After the applicable performance period (as defined in the Omnibus Plan, meaning the period of time during which the assigned performance criteria must be met in order to determine the degree of payout and/or vesting with respect to an Award) has ended, the holder of a PSU shall be entitled to receive payout on the value and number of PSUs, determined as a function of the extent to which the corresponding performance criteria have been achieved. Other than as determined by the Board in writing, in no event will delivery of such Common Share or other form of payment or consideration under a PSU be made later than the earlier of: (i) three months after the close of the year in which such conditions or restrictions were satisfied or lapsed; and (ii) December 31st of the third year following the year of the grant date, and any PSU cannot vest earlier than one year after the date of grant.

Subject to the terms of the Omnibus Plan, the Board, in its sole discretion, may pay earned PSUs in the form of a number of Common Shares issued from treasury equal to the number of earned PSUs at the end of the applicable performance period. Any Common Shares may be granted subject to any restrictions deemed appropriate by the Board. Participants holding PSUs may, if the Board so determines, be credited with dividends paid with respect of the underlying Common Shares or dividend equivalents while they are so held in a manner determined by the Board in its sole discretion. Any dividend equivalents shall not apply to an Award unless specifically provided for in the PSU Award Agreement. The Board may apply any restrictions to the dividends or dividend equivalents that the Board deems appropriate. The Board, in its sole discretion, may determine the form of payment of dividends or dividend equivalents, including cash, shares or PSUs, and may settle such entitlements with cash where it does not have sufficient Common Shares available to satisfy the obligation in Common Shares, or where the issuance of Common Shares would result in the Company breaching a limit on grants or issuances contained in the Omnibus Plan.

The extent to which a Participant shall have the right to retain PSUs following termination of the Participant’s employment or other relationship with the Company shall be set out in each PSU Award Agreement and determined in the sole discretion of the Board, and need not be uniform among all PSUs issued pursuant to the Omnibus Plan, and may reflect distinctions based on the reasons for termination, provided that the provisions shall comply with the applicable rules of the TSXV.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth the Company’s compensation plans under which equity securities are authorized for issuance as at December 31, 2024.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders

PSUs – 500,000

Options(1) – 825,000

Options(2) – 3,555,086

Options(3) – 6,540,000

Options(4) – 75,000

Options(5) – 2,980,000

Options(6) – 600,000

Options(7) – 4,455,866

RSUs(5) – 1,300,000

RSUs(6) – 241,000

RSUs(7) – 570,000

		PSUs – N/A Options(1) – C$1.50 Options(2) – C$1.91 Options(3) – C$1.40 Options(4) – C$1.40 Options(5) – C$1.15 Options(6) – C$1.31 Options(7): C$1.26 RSUs(5) – C$1.05 RSUs(6) – C$1.05 RSUs(7) – C$1.22	PSUs and RSUs – 1,889,000 Options – 5,545,307
Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total

PSUs – 500,000

Options(1) – 825,000

Options(2) – 3,555,086

Options(3) – 6,540,000

Options(4) – 75,000

Options(5) – 2,980,000

Options(6) – 600,000

Options(7) – 4,455,866

RSUs(5) – 1,300,000

RSUs(6) – 241,000

RSUs(7) – 570,000

		PSUs – N/A Options(1) – C$1.50 Options(2) – C$1.91 Options(3) – C$1.40 Options(3) – C$1.40 Options(5) – C$1.15 Options(6) – C$1.31 Options(7): C$1.26 RSUs(5) – C$1.05 RSUs(6) – C$1.05 RSUs(7) – C$1.22	PSUs and RSUs – 1,889,000 Options – 5,545,307

Notes:

(1)	Granted on July 28, 2020.
(2)	5,405,396 legacy options were inherited by the Company for a weighted-average exercise price of C$1.91, pursuant to the merger between the Company and Altus Strategies plc, completed on August 16, 2022. The legacy options are still governed by Altus Strategies plc’s former option scheme and not governed by the Company’s Omnibus Plan.
(3)	Granted on December 20, 2022.
(4)	Granted on May 24, 2023.
(5)	Granted on February 28, 2024.
(6)	Granted on October 1, 2024.
(7)	Granted on February 27, 2025.

CORPORATE GOVERNANCE DISCLOSURE

General

The Board views effective corporate governance as an essential element for the effective and efficient operation of the Company. The Company believes that effective corporate governance improves corporate performance and benefits all of its Shareholders. The following statement of corporate governance practices sets out the Board’s review of the Company’s governance practices relative to National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 – Corporate Governance Guidelines.

Board of Directors

The Board maintains the exercise of independent supervision over management by ensuring that the majority of its directors are independent. Juan Sartori has a material relationship with the Company by virtue of Tether Investments S.A. de C.V.’s shareholdings in the Company.

Standing Committees of the Board

The Company has an Audit Committee comprised of Ravi Sood, Prashant Francis, and Simon Vumbaca, a Compensation Committee comprised of Simon Vumbaca and Sandeep Singh, and a Nomination and Corporate Governance Committee comprised of Prashant Francis, Ravi Sood and Simon Vumbaca.

Ravi Sood is the Chair of the Audit Committee of the Company, Simon Vumbaca is the Chair of the Compensation Committee of the Company, and Prashant Francis is the Chair of the Nomination and Corporate Governance Committee.

Other Public Company Directorships

The following members of the Board currently hold directorships in other reporting issuers as set forth below.

Name	Name of Reporting Issuer	Exchange	Position
Sandeep Singh	Western Copper and Gold Corp.	TSX	CEO and Director
Juan Sartori	Adecoagro S.A.	NYSE	Director/Executive Chairman
Ravi Sood	Golconda Gold Ltd. Biomind Labs Inc. Sparq Systems Inc.	TSXV Cboe Global Markets TSXV	CEO and Chairman Chairman Chairman

Orientation and Continuing Education of Board Members

The Chief Executive Officer is responsible for ensuring that new directors are provided with an orientation program, which includes information regarding the role of the Board, its committees and the duties and obligations of directors; the business and operations of the Company; documents from recent meetings of the Board; and opportunities for meetings and discussion with senior management and other directors.

Ethical Business Conduct

The Board promotes ethical business conduct through the nomination of individuals for election to the Board that it considers ethical, by considering potential conflicts of interest based on other directorships and/or outside offices held by director nominees, and by having a majority of independent Board members. Board members are also required to disclose material interests in proposed transactions that involve the Company.

Nomination of Directors

The size of the Board is reviewed annually when the Board considers the number of directors to recommend for election at the annual general meeting of Shareholders. The Board takes into account the number of directors required to carry out the Board duties effectively, and to maintain a diversity of view and experience. In particular, the Board believes that candidates for the Board should have (i) the ability to exercise objectivity and independence in making informed business decisions; (ii) extensive knowledge, experience and judgment; (iii) integrity; (iv) loyalty to the best interests of the Company and its shareholders generally; (v) a willingness to devote the extensive time necessary to fulfill a director’s duties; and (vi) the ability to contribute to the diversity of perspectives present in board deliberations.

Advance Notice Policy

The Company’s Advance Notice Policy (the “Advance Notice Policy”) was adopted by the Board on October 28, 2024 and ratified by the Shareholders on November 28, 2024, and is effective as of such date. The purpose of the Advance Notice Policy is to, among other things, (i) facilitate an orderly and efficient annual general or, where the need arises, special meeting, process, (ii) ensure that all shareholders receive adequate notice of the director nominations and sufficient information regarding all director nominees, and (iii) allow shareholders to register an informed vote after having been afforded reasonable time for appropriate deliberation.

The Advance Notice Policy, among other things, includes a provision that requires advance notice to the Company in certain circumstances where nominations of persons for election to the Board of Directors are made by shareholders of the Company. The Advance Notice Policy fixes a deadline by which director nominations must be submitted to the Company prior to any annual or special meeting of shareholders and sets out the information that must be included in the notice to the Company for the notice to be in proper written form.

In the case of an annual general meeting of shareholders, notice to the Company under the Advance Notice Policy must be made not less than 30 days nor more than 65 days prior to the date of the annual general meeting; provided, however, that in the event that the annual general meeting is to be held on a date that is less than 50 days after the date on which the first public announcement by press release of the date of the annual meeting is made, notice under the Advance Notice Policy must be made not later than the close of business on the 10th day following such public announcement.

In the case of a special meeting of shareholders, which is not also an annual general meeting, called for the purpose of electing directors (whether or not called for other purposes), notice to the Company under the Advance Notice Policy must be made not later than the close of business on the 15th day following the day on which the first public announcement by press release of the date of the special meeting is made.

As of the date of this Circular, there have been no nominations of persons for election to the Board of Directors made by a Shareholder of the Company.

COMPENSATION OF DIRECTORS AND OFFICERS

Compensation Committee Mandate

The Company’s Compensation Committee is comprised of four directors, the majority of whom are persons determined by the Board to be independent directors within the meaning of NI 58-101. The Compensation Committee is comprised of Simon Vumbaca (Chair) and Sandeep Singh. The Board believes that the Compensation Committee can conduct its activities in an objective manner.

The Board believes that the members of the Compensation Committee individually and collectively possess the requisite knowledge, skill and experience in governance and compensation matters, including human resource management, executive compensation matters and general business leadership, to fulfill the committee’s mandate. All members of the Compensation Committee have substantial knowledge and experience as current and former senior executives of large and complex organizations and on the boards of other publicly traded entities.

The Board has adopted a written charter setting forth the purpose, composition, authority and responsibility of the Compensation Committee. The Compensation Committee’s purpose is to assist the Board in:

•	the performance, evaluation and compensation of senior executives;
•	developing a compensation structure for senior executives including salaries, annual and long- term incentive plans including plans involving share issuances and other share-based awards;
•	establishing policies and procedures designed to identify and mitigate risks associated with our compensation policies and practices;
•	reviewing and, if appropriate, recommending to the Board the approval of any adoption, amendment or termination of our incentive or equity-based compensation arrangements (and the aggregate number of Common Shares to be reserved for issuance thereunder), and overseeing their administration and discharging any duties imposed on the committee by any such arrangements; and
•	assessing the compensation of the directors.

The Board is responsible for approving the compensation of the Chief Executive Officer, as well as, based on the recommendations of the Chief Executive Officer, the compensation of other executive officers, including the Named Executive Officers (as defined herein).

Further particulars of the process by which compensation for executive officers is determined is provided under “Executive Compensation”.

Trading Restrictions

All of the Company’s directors, officers, employees, consultants, contractors and agents are subject to its securities trading policy. This policy prohibits trading in the Company’s securities while in possession of material undisclosed information about the Company. Further, the Company’s securities trading policy prohibits the communication of material non-public information, from insiders to any person, including family or friends. Insiders are also prohibited from making any recommendations or express opinions on the basis of material non- public information for the purpose of or in the context of trading in the Company’s securities of any other public company when having knowledge has not been generally disclosed.

The Company observes blackout periods prior to quarterly and annual financial statement announcements. Regular blackout periods commence (a) two calendar weeks before the scheduled release of the Company’s quarterly financial statements; or (b) four calendar weeks before the scheduled release of the Company’s annual financial statements, and end at the opening of the market on the second full trading day following the date of the public disclosure of the applicable financial statements. In addition, the Company may deem it appropriate to apply an extraordinary blackout period by issuing notice instructing specified individuals not to trade in the securities of the Company or any other publicly-owned company under special circumstances and until otherwise notified.

Assessment of Directors, the Board and Board Committees

The Board monitors the adequacy of information given to directors, the communications between the Board and management and the strategic direction and processes of the Board, its Audit Committee and Compensation Committee, to satisfy itself that the Board, its committees and its individual directors are performing effectively.

AUDIT COMMITTEE DISCLOSURE

The following information is provided in accordance with Form 52-110F2 under National Instrument 52-110 – Audit Committees (“NI 52-110”).

Audit Committee Mandate

The Audit Committee is a committee of the Board established for the purpose of overseeing the accounting and financial reporting processes of the Company and annual external audits of the consolidated financial statements. The Audit Committee has formally set out its responsibilities and composition requirements in fulfilling its oversight in relation to the Company’s internal accounting standards and practices, financial information, accounting systems and procedures. See Schedule “D” hereto for a copy of the Audit Committee charter of the Company.

The Audit Committee consists of three directors, being Ravi Sood (Chair), Prashant Francis and Simon Vumbaca. The majority of Audit Committee members are persons determined by the Board to be “independent” directors and each Audit Committee member is “financially literate” within the meaning of NI 52-110. Each Audit Committee member has an understanding of the accounting principles used to prepare financial statements and varied experience as to the general application of such accounting principles, as well as an understanding of the internal controls and procedures necessary for financial reporting.

The Board has adopted a written charter, in the form set forth in Schedule “E”, setting forth the purpose, composition, authority and responsibility of the Audit Committee, consistent with NI 52-110. The Audit Committee assists the Board in fulfilling its oversight of:

•	financial statements and financial reporting processes;
•	risk management initiatives;
•	systems of internal controls over financial reporting and disclosure controls and procedures;
•	the annual independent audit of our financial statements;
•	legal and regulatory compliance and compliance with the Company’s whistleblower policy;
•	related party transactions; and
•	public disclosure of financial information extracted or derived from our financial statements.

It is the responsibility of the Audit Committee to maintain free and open means of communication between the Audit Committee, the external auditors and management of the Company. The Audit Committee has been given full access to the Company’s management and records and external auditors as necessary to carry out these responsibilities. The Audit Committee has the authority to carry out such special investigations as it sees fit in respect of any matters within its various roles and responsibilities. The Company provides appropriate funding, as determined by the Audit Committee, for the payment of compensation to the independent auditor for the purpose of rendering or issuing an audit report and to any advisors employed by the Audit Committee.

External Auditor Service Fees

The aggregate fees incurred by the Company’s external auditors for each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Auditor	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)	Total
2024	PricewaterhouseCoopers LLP	$204,688	-	-	-	$204,688
2023	PricewaterhouseCoopers LLP	$212,082	-	-	-	$212,082

Notes:

(1)	The aggregate audit fees incurred.
(2)	The aggregate fees incurred for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and which are not included under the heading “External Audit Fee Service Fees”.
(3)	Fees incurred for tax consultation.
(4)	The aggregate fees incurred for products and services other than as set out under the headings “Audit Fees”, “Audit Related Fees” and “Tax Fees”.

Pursuant to Section 6.1 of NI 52-110, the Company is exempt from the requirements of Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of NI 52-110.

MATTERS TO BE ACTED UPON AT THE MEETING

1.	Financial Statements

The audited annual consolidated financial statements of the Company for the year ended December 31, 2024, and auditor’s report and management’s discussion and analysis thereon (“Financial Statements”) will be tabled at the Meeting. A copy of the Financial Statements is available at the request of Shareholders and on the Company’s website at www.elementalaltus.com. No formal action will be taken at the Meeting to approve the Financial Statements.

2.	Fixing the Number of Directors

The Articles of the Company provide for a minimum of three (3) and a maximum of the number of directors set by ordinary resolution (excluding additional directors that may be appointed by the Board in accordance with the Articles of the Company and the Business Corporations Act (British Columbia)). At the Meeting, management of the Company proposes to elect five (5) directors to hold office until the earlier of: (a) the next annual general meeting of the Company; or (b) his or her successor is duly elected or appointed in accordance with the Business Corporations Act (British Columbia) and the Articles of the Company, unless his office is vacated earlier.

Shareholders will be asked to consider and, if deemed appropriate, to pass the following ordinary resolution (the “Board Resolution”):

“BE IT RESOLVED that the number of directors to be elected at the Meeting to hold office for the ensuing year or otherwise as authorized by the Shareholders of the Company be and is hereby fixed at five (5).”

The Board recommends that shareholders vote in favour of the Board Resolution. Unless otherwise directed, Instruments of Proxy given pursuant to this solicitation by the management of the Company will be voted FOR approving the Board Resolution.

3.	Election of Directors

The Board has approved the nomination of Juan Sartori, Simon Vumbaca, Ravi Sood, Sandeep Singh and Prashant Francis (collectively, the “Elemental Nominees”) for election as directors to hold office until the conclusion of the next annual meeting of Shareholders, or until the director’s successor is duly elected or appointed, unless the director’s office is earlier vacated or the director becomes disqualified to act as a director. Mr. Francis is a nominee of AlphaStream Limited. Each Elemental Nominee is currently a director of the Company and has been since the dates indicated in the table below under the heading “Elemental Nominees”.

Management does not contemplate that any of the Elemental Nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed Instrument of Proxy reserve the right to vote for other nominees at their discretion.

Elemental Nominees

The following table sets forth certain information regarding the Elemental Nominees, their respective positions with the Company, principal occupations or employment during the last five years, the dates on which they became directors of the Company and the approximate number of Common Shares beneficially owned by them, directly or indirectly, or over which control or direction is exercised by them as of the Record Date. Management has been informed that each of the Elemental Nominees listed below is willing to serve as a director if re-elected.

Name and Municipality of Residence	Position with the Company	Date of which they became a director with the Company	Principal Occupation for the Past Five Years	Number of Common Shares Beneficially Owned, or over which Control or Direction is Exercised, Directly or Indirectly(1)
Juan Sartori Monaco	Non-Independent Director	June 17, 2025	Chairman and Principal of Union Group International Holdings	Nil
Simon Vumbaca(2,3,4) United Kingdom of Great Britain and Northern Ireland	Independent Director	June 17, 2025

Founder and Principal at ASV International Ltd (Private Office) since March 2021

Founding Partner of ASV Law between 2011 and 2021

Chairman of AIG (Agro-conglomerate) since 2025 and on the board since 2021

Director of Sunderland AFC since 2021

Director of Pipen Group Ltd since 2024

Director of DZE UK Ltd since 2022

Director of Firesound Music Ltd since 2023

Director of Firesong Holding since 2021

Director of Green Sun Ltd since 2018

Nil
Ravi Sood(2,4) Canada	Independent Director	June 17, 2025	Chief Executive Officer and Chairman of Golconda Gold Ltd. between	Nil

Name and Municipality of Residence	Position with the Company	Date of which they became a director with the Company	Principal Occupation for the Past Five Years	Number of Common Shares Beneficially Owned, or over which Control or Direction is Exercised, Directly or Indirectly(1)

September 2010 to Present

Managing director of Signal 8 Limited between October 2010 to Present

Chairman of Abraxas Power Corp. between December 2022 to Present

Chairman of Biomind Labs, Inc. between July 2021 to Present.

Chairman of Sparq Systems Inc. between July 2017 to Present

Prashant Francis(2,4) Abu Dhabi, United Arab Emirates	Non-Independent Director	October 29, 2024	Co-founder and co- Chief Executive Officer of AlphaStream Limited between 2021 to Present Co-founder and co- Chief Executive Officer of Portman Partners between 2019 to 2021	Nil
Sandeep Singh(3) Canada	Independent Director	March 3, 2025	CEO of Western Copper and Gold between 2024 to Present CEO of Osisko Gold Royalties between 2020 to 2023	Nil

Notes:

(1)	Common Shares beneficially owned or over which control or direction is exercised was provided by the respective individuals through publicly disclosed information available on SEDI as of June 18, 2025.
(2)	Member of the Audit Committee.
(3)	Member of the Compensation Committee.
(4)	Member of the Nomination and Corporate Governance Committee.

Biographies of Current Management and the Elemental Nominees

Below are biographies for Elemental’s current management team and each of the Elemental Nominees.

Juan Sartori – Director

Mr. Sartori is the Chairman and founder of Union Group International Holdings, a privately owned investment and private equity management firm with significant strategic Latin American interests. These cover the agricultural, energy, forestry, infrastructure and real estate sectors. Mr. Sartori established Union Group in 2007. Since its incorporation, Union Group and its subsidiaries have performed numerous transactions growing its portfolio of businesses of private and public companies. He has served as the non-executive Chairman of the Board for Union Acquisition Corp. II since December 2018 to 2021. He also served as Chairman of the Board of Union Acquisition Corp. from November 2017 until it completed its merger with Bioceres Crop Solutions in March 2019. Mr. Sartori is the co-owner of Sunderland A.F.C, Vice-President of AS Monaco Football Club, Board member of the European Club Association and of the Professional Football League (LFP) in France, and Executive Chairman of Adecoagro S.A. Mr. Sartori is a regular speaker about Latin American issues in worldwide conferences and media. Mr. Sartori began his career as a financial services entrepreneur in 2002 launching Union Capital Group, a Geneva based multi-strategy asset manager, selling its control in 2008. Mr. Sartori was elected and served as Senator of the Uruguayan Parliament for the legislative period going from February 15, 2020 to February 15, 2025. Mr. Sartori received a Bachelor Degree in Business and Economics from École des Hautes Études Commerciales de Lausanne.

Ravi Sood – Director

Mr. Sood is the managing director of Signal 8 Limited based in Toronto, Canada. Mr. Sood has been a founder of and the principal investor in several businesses in emerging markets and currently serves as Chief Executive Officer and Chairman of Golconda Gold Ltd. (TSXV) and Executive Chairman of Abraxas Power Corp. Mr. Sood was the founder and Chief Executive Officer of Navina Asset Management Inc., a global asset management firm headquartered in Toronto, Canada. Mr. Sood led the investment activities of Navina and its predecessor company, Lawrence Asset Management Inc., from its founding in 2001 until he sold the firm in 2010. Mr. Sood received a Bachelor Degree of Mathematics at the University of Waterloo where he was a Descartes Fellow and the recipient of numerous national awards.

Simon Vumbaca – Director

Mr. Vumbaca is currently principal of London-based private investment office ASV Private Office where he works with businesses to set and to execute sophisticated value creation strategies. Over the past three decades, Mr. Vumbaca has led complex, high profile, and high value corporate and commercial negotiations, including most recently the sale of Pit Stop Betting in 2019. He operates in a peer group of investors including high-net worth individuals, overseas royal families, international conglomerates, private investors, financial institutions, elite athletes, artists, and sports club owners. Mr. Vumbaca currently serves as a non-executive director of Sunderland AFC, a professional English premier league football club, and is the Chair of AIG, an Agro conglomerate, amongst other appointments. Mr. Vumbaca holds a Masters (DEA) graduate degree from the Université Paris II Panthéon-Assas and is a licensed member of the Law Society of England and Wales and of the Colegio de la Abogacia Espanola.

Prashant J. Francis – Director

Prashant Francis has over 20 years of experience in the investment banking, M&A and business development space. Prashant is the co-founder and co-Chief Executive Officer of AlphaStream Limited, a private mining investment company based in Abu Dhabi. In his role at AlphaStream Limited, he has helped build a platform that invests across the capital structure in the mining space globally. Prashant began his career at J.P. Morgan Chase focused on Mining M&A and then evolved into a more generalist M&A role and then a TMT focused role. In 2017, he co-founded Portman Partners, a merchant banking platform that is the co-owner of AlphaStream.

Sandeep Singh – Director

Sandeep Singh is the current President and CEO at TSX / NYSE listed mining company Western Copper and Gold. Prior to this, he was President and CEO of Osisko Gold Royalties. Over the preceding 15 years, Mr. Singh worked as an investment banker specializing in the North American metals and mining sector at BMO Capital Markets, Dundee Securities, and co-founded Maxit Capital, a leading independent M&A firm. He has advised numerous mining companies on financing alternatives and strategic matters, and has been involved in some of the most complex and value-enhancing M&A transactions in the sector. Mr. Singh holds a Bachelor of Mechanical Engineering degree from Concordia University and an MBA from Oxford University.

Frederick Bell – Chief Executive Officer

Frederick co-founded the Company in 2016 following his role as Managing Director of a listed gold exploration company, Goldcrest Resources plc, where he assembled a portfolio of gold licences in northeast Ghana to take public on the AIM stock exchange. He has wide experience in the mining industry, including as General Manager of Resource Star Limited, an ASX-listed uranium company. Frederick received the ‘Young Rising Star’ Award at Mines & Money 2018, obtained an Honours Master of History at the University of Edinburgh and is on the Committee of Young Mining Professionals in London.

David Baker – Chief Financial Officer

David has 15 years’ experience in the mining and mine finance industries. He started his career at BMO Capital Markets before joining Kulczyk Investments, a Polish family investment company. Whilst at Kulczyk Investments, David was part of the establishment of QKR Corporation, a private mining investment company, and was seconded to the business development team which acquired the Navachab gold mine from Anglogold Ashanti. Prior to joining Elemental, David was Vice President at Tamesis Partners LLP, specialising in corporate advisory, research, and equity capital markets. David was appointed as CFO on January 19, 2023. Prior to that, he served as Executive Vice President of Business Development of the Company since April 2020.

Alister Hume – Executive Vice President, Business Development

Alister is an investment professional with over a decade of experience working in private equity and capital markets in the natural resources industry. He has gained international exposure to the sector through his roles as an investment manager at The Sentient Group, a private equity fund focused on metals and mining, and as director of business development at KoBold Metals, a data science-led resource investment vehicle. Alister holds a Bachelor of Commerce (Finance and Accounting) from Sydney University.

Corporate Cease Trade Orders or Bankruptcies

Except as disclosed below, no existing or proposed director of the Company:

(a)	is, as at the date hereof, or has been, within the 10 years before the date hereof, a director, chief executive officer or chief financial officer of any other issuer (including the Company) that:

(i)	was subject to a cease trade order, or similar order, or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days, that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)	was subject to a cease trade order, or similar order, or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)	is, as at the date hereof, or has been, within the 10 years before the date hereof, a director or executive officer of any issuer (including the Company), that while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)	has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Penalties or Sanctions

None of those persons who are proposed directors of the Company (or any personal holding companies) have been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director, except as disclosed hereunder.

Ravi Sood is currently a director of Golconda Gold Ltd. (formerly, Galane Gold Ltd.) (“Golconda”), which was delisted from the Botswana Stock Exchange (the “BSE”) effective August 14, 2017 for failure to pay certain fees required by the BSE’s listing requirements. The delisting of Golconda from the BSE followed a temporary suspension of the Golconda listing on the BSE that was imposed on July 13, 2017.

Ravi Sood is currently the Chairman of Biomind Labs Inc. (“Biomind”). On April 8, 2024, the Ontario Securities Commission issued a cease trade order against Biomind in connection with Biomind’s failure to file its audited financial statements (and related management’s discussion and analysis and certifications) for the period ended December 31, 2023. The cease trade order was revoked on June 3, 2024. On April 4, 2025, the Ontario Securities Commission issued a further cease trade order against Biomind in connection with Biomind’s failure to file its audited financial statements (and related management’s discussion and analysis and certifications) for the period ended December 31, 2024. The cease trade order remains in effect as of the date of this Circular.

Personal Bankruptcies

No proposed director of the Company, or a personal holding company of any such person has, within the past ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such person.

It is the intention of the persons named in the enclosed Instrument of Proxy, if not expressly directed to the contrary in such Instrument of Proxy, to vote such Instruments of Proxy FOR the election of each of the Elemental Nominees specified above as directors of the Company.

4.	Appointment of Auditor

Shareholders will be asked to approve and ratify the appointment of PricewaterhouseCoopers LLP (“PwC”), as auditors of the Company until the next annual meeting of Shareholders of the Company at a renumeration to be fixed by the directors of the Company. PwC was appointed as the auditor of the Company on July 17, 2020. Unless otherwise directed, Instruments of Proxy given pursuant to this solicitation by the management of the Company will be voted FOR the appointment of PwC as the auditor of the Company to hold office until the next annual general meeting of Shareholders and the authorization of the directors to fix the remuneration of the auditor. For more information, see “Audit Committee Disclosure – External Auditor Service Fees” in the Circular.

5.	Approval of Amended Omnibus Plan

Relevant disinterested Shareholders, as described under the heading “Votes Necessary to Pass Resolutions” of this Circular, will be asked to consider and, if deemed advisable, pass an ordinary resolution approving and ratifying the Company’s Omnibus Plan including the setting-aside, allotting and reserving 10% of the Company’s outstanding Common Shares from time to time for issuance pursuant to the exercise of stock options granted under the Omnibus Plan, the full text of which resolution is set out in Schedule “B” to the Circular (the “Omnibus Plan Resolution”). The Omnibus Plan Resolution must be approved by not less than a majority of the votes cast in respect thereof by Shareholders other than Insiders of the Company eligible to receive awards under the Omnibus Plan. Unless otherwise directed, Instruments of Proxy given pursuant to this solicitation by the management of the Company will be voted FOR approving the Omnibus Plan Resolution.

On June 17, 2025, the Board approved, subject to the approval of the Shareholders of the Meeting, the Omnibus Plan.

The Omnibus Plan, with respect to the Options, is a “rolling plan” and, as a result, any and all increases in the number of issued and outstanding Common Shares will result in an increase to the number of Options available for issuance under the Omnibus Plan. For greater certainty, the aggregate number of Common Shares available for issuance pursuant to the settlement of Options shall not exceed 10% of the Company’s outstanding share capital.

The full text of the Omnibus Plan is attached to this Circular as Schedule “C”.

6.	Approval of Consolidation

At the Meeting, Shareholders are being asked to consider and, if deemed advisable, to pass, with or without variation, a special resolution, the text of which is below (the “Consolidation Resolution”), which would authorize the Company to effect a consolidation of all of the issued and outstanding Common Shares on the basis of up to ten (10) pre-consolidation Common Shares, or such lesser number of pre-consolidation Common Shares as the directors of the Company in their discretion may determine, for one (1) post-consolidation Common Share (the “Consolidation”).

In the event that Shareholders pass the Consolidation Resolution and the Board determines to consolidate on a maximum 10:1 basis, the presently issued and outstanding 245,762,591 Common Shares will be consolidated into approximately 24,576,259 Common Shares. If the Board determines to consolidate the Common Shares on a lesser basis, more Common Shares will remain outstanding following the Consolidation. No fractional Common Share will be issued in connection with the Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional share as a result of the Consolidation, the number of Common Shares to be received by such shareholder will be rounded up (if the fraction is half a share or more) or down (if the fraction is less than half a share) to the nearest whole Common Share, provided that no shareholder shall hold less than a single Common Share as a result of the Consolidation. Shareholders shall not be entitled to any cash in lieu of any fractional shares that are rounded down to the nearest whole Common Share. In all other respects, the post- consolidated Common Shares will have the same attributes as the existing Common Shares.

The Company believes that the Consolidation will both enhance the marketability of the Company as an investment and better position the Company to raise the funds necessary for the continued development of its business and the growth of the Company and the Common Shares can be used to facilitate future acquisitions of royalty and/or stream interests.

The Consolidation Resolution is a special resolution and, as such, requires approval by not less than two-thirds of the votes cast by the Shareholders present, or represented by proxy, at the Meeting. The full text of the Consolidation Resolution which management of the Company intends to place before the Meeting for approval, with or without modification, is set out in Schedule “D” to the Circular (the “Share Consolidation Resolution”).

The Board recommends that shareholders vote in favour of the Consolidation Resolution. If the Consolidation Resolution does not receive the requisite shareholder approval, the Company will continue with its present share capital. Unless otherwise directed, Instruments of Proxy given pursuant to this solicitation by the management of the Company will be voted FOR approving the Consolidation Resolution.

VOTES NECESSARY TO PASS RESOLUTIONS

A plurality of the votes cast at the Meeting is required to pass the resolutions described herein, except with respect to the approval of (i) the Omnibus Plan, which is subject to the approval by a majority of the votes cast at the Meeting by Shareholders present in-person or represented by proxy and entitled to vote at the Meeting, excluding votes cast by Insiders eligible to receive Awards pursuant to the Omnibus Plan and (ii) the Consolidation, which is subject to the approval by no less than two-thirds of the votes cast at the Meeting by Shareholders present in- person or represented by proxy and entitled to vote at the Meeting. If there are properly nominated nominees for election as directors in addition to the Elemental Nominees, the nominees receiving the greatest number of votes will be elected until the number of directors to be elected at the Meeting have been elected. If the number of nominees for election as directors is equal to the number of directors to be elected at the Meeting, all such nominees will be declared elected by acclamation.

OTHER MATTERS

Management of the Company knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting accompanying this Circular. However, if any other matter properly comes before the Meeting, the Instrument of Proxy and VIF furnished by the Company will be voted on such matters in accordance with the best judgment of the persons voting the Instrument of Proxy.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director, executive officer or proposed director of the Company or any associate of the foregoing is, or at any time since the beginning of the Company’s most recently completed financial year has been, indebted to the Company, nor were any of these individuals indebted to any other entity which indebtedness was the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by the Company, including under any securities purchase or other program.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed herein, no person who has been a director or executive officer of the Company at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

There are potential conflicts of interest to which the directors and officers of the Company may be subject in connection with the operations of the Company. Some of the directors and officers of the Company are engaged and will continue to be engaged in other business opportunities on their own behalf and on behalf of other companies, and situations may arise where such directors and officers will be in competition with the Company. Individuals concerned shall be governed in any conflicts or potential conflicts by applicable law and internal policies of the Company.

For the purposes of the above, “informed person” means: (a) a director or executive officer of the Company; (b) a director or executive officer of a company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company after having purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found under the Company’s profile on SEDAR+ at www.sedarplus.ca. Financial information for the Company’s last financial year is provided in its comparative financial statements and management’s discussion and analysis, and is also available on the SEDAR+ website.

To request copies of the Company’s financial statements and management’s discussion and analysis and any document to be approved at the Meeting, Shareholders may contact the Company as follows:

David Baker, Chief Financial Officer

1020 - 800 West Pender
Vancouver, BC V6C 2V6
e-mail: d.baker@elementalaltus.com	Telephone: +44 (0) 7825 266 736

APPROVAL

The contents of this Circular and the sending thereof to the Shareholders of the Company have been approved by the Board. A copy of this Circular has been sent to each director of the Company, each Shareholder entitled to receive notice of the Meeting and the auditors of the Company.

DATED this 18th day of June, 2025	BY ORDER OF THE BOARD OF DIRECTORS OF ELEMENTAL ALTUS ROYALTIES CORP.

	(signed)	“Juan Sartori”
Executive Chairman

SCHEDULE “A”
GLOSSARY OF TERMS

Capitalized terms used but not herein defined shall bear the meanings given to them in the relevant sections of the Circular.

“AIM”	means the market of that name operated by the London Stock Exchange plc;
“ASX”	means Australian Securities Exchange Ltd.;
“Business Day”	means a day other than a Saturday, Sunday or public holiday in England or Vancouver, Canada;
“CEO”	means Chief Executive Officer;
“CFO”	means Chief Financial Officer;
“CSE”	means Canadian Securities Exchange;
“SEDAR+”	means the System for Electronic Document Analysis and Retrieval +, an electronic filing system for Canadian listed companies;
“SEDI”	means the System for Electronic Disclosure by Insiders;
“TSX”	means Toronto Stock Exchange;
“TSXV”	means TSX Venture Exchange;
“US” or “United States”	means the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia.

A-1

SCHEDULE “B”
OMNIBUS PLAN RESOLUTION

BE IT RESOLVED THAT:

1.	the amended and restated equity incentive compensation plan (the “Omnibus Plan”) of the Company, substantially in the form attached as Schedule “C” to the Management Information Circular of the Company dated June 18, 2025 be and is hereby approved and ratified;

2.	the setting-aside, allotting and reserving 10% of the Company’s outstanding common shares (the “Common Shares”) from time to time for issuance pursuant to the exercise of stock options granted under the Omnibus Plan is hereby approved and ratified; and

3.	any one director or officer of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed, under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

B-1

SCHEDULE “C”
OMNIBUS PLAN

C-1

ELEMENTAL ALTUS ROYALTIES CORP.

2020 INCENTIVE COMPENSATION PLAN

ARTICLE 1

ESTABLISHMENT, PURPOSE AND DURATION

1.1	Establishment of the Plan. The following is the omnibus equity incentive compensation plan of Elemental Altus Royalties Corp. (the “Company”) pursuant to which share based compensation Awards (as defined below) may be granted to eligible Participants (as defined below). The name of the plan is the Elemental 2020 Incentive Compensation Plan (the “Plan”).

The Plan permits the grant of Options, Restricted Share Units and Performance Share Units (as such terms are defined below). The Plan was approved by the Board (as defined below) on July 28, 2020, and an amendment to the Plan was approved by the Board on August 8, 2023 and October 28, 2024, and the Plan will be effective upon ratification of Company shareholders (the “Effective Date”) until the date it is terminated by the Board in accordance with the Plan.

1.2	Purposes of the Plan. The purposes of the Plan are to: (i) provide the Company with a mechanism to attract, retain and motivate highly qualified directors, officers, employees and consultants of the Company and its Affiliates; (ii) align the interests of Participants with that of other shareholders of the Company generally; and (iii) enable and encourage Participants to participate in the long-term growth of the Company through the acquisition of Shares (as defined below) as long-term investments.

1.3	Successor Plan. This Plan shall, in respect of Options (as defined below), serve as the successor to the Company’s share option plan most recently reapproved by the holders of the Company’s Shares on October 18, 2019 (the “Predecessor Plan”). No further awards shall be made under the Predecessor Plan from and after the Effective Date of the Plan.

ARTICLE 2

DEFINITIONS

2.1	Whenever used in the Plan, the following terms shall have the respective meanings set forth below, unless the context clearly requires otherwise, and when such meaning is intended, such term shall be capitalized.

(a)	“Affiliate” means any corporation, partnership or other entity (i) in which the Company, directly or indirectly, has majority ownership interest or (ii) which the Company controls. For the purposes of this definition, the Company is deemed to “control” such corporation, partnership or other entity if the Company possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such corporation, partnership or other entity, whether through the ownership of voting securities, by contract or otherwise, and includes a corporation which is considered to be a subsidiary for purposes of consolidation under International Financial Reporting Standards.

(b)	“Award” means, individually or collectively, a grant under the Plan of Options, Restricted Share Units or Performance Share Units, in each case subject to the terms of the Plan.

(c)	“Award Agreement” means either (i) a written agreement entered into by the Company or an Affiliate of the Company and a Participant setting forth the terms and provisions applicable to Awards granted under the Plan; or (ii) a written statement issued by the Company or an Affiliate of the Company to a Participant describing the terms and provisions of such Award. All Award Agreements shall be deemed to incorporate the provisions of the Plan, subject to such modifications or additions as the Committee may, in its sole discretion, determine appropriate. An Award Agreement need not be identical to other Award Agreements either in form or substance.

(d)	“Blackout Period” means a period of time during which the Participant cannot sell Shares, due to applicable law or policies of the Company in respect of insider trading.

(e)	“Board” or “Board of Directors” means the Board of Directors of the Company as may be constituted from time to time.

(f)	“Cause” means (i) if the Participant has a written agreement pursuant to which he or she offers his or her services to the Company and the term “cause” is defined in such agreement, “cause” as defined in such agreement; or otherwise (ii) (a) the inability of the Participant to perform his or her duties due to a legal impediment such as an injunction, restraining order or other type of judicial judgment, decree or order entered against the Participant; (b) the failure of the Participant to follow the Company’s reasonable instructions with respect to the performance of his or her duties; (c) any material breach by the Participant of his or her obligations under any code of ethics, any other code of business conduct or any lawful policies or procedures of the Company; (d) excessive absenteeism, flagrant neglect of duties, serious misconduct, or conviction of crime or fraud; and (e) any other act or omission of the Participant which would in law permit an employer to, without notice or payment in lieu of notice, terminate the employment of an employee.

(g)	“Change of Control” means the occurrence of any one or more of the following events:

(i)	a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Company as a result of which the holders of Shares prior to the completion of the transaction hold or beneficially own, directly or indirectly, less than 50% of the outstanding Voting Securities of the successor corporation after completion of the transaction;

(ii)	the sale, lease, exchange or other disposition, in a single transaction or a series of related transactions, of all or substantially all of the assets of the Company and/or any of its subsidiaries to any other person or entity, other than a disposition to a wholly-owned subsidiary in the course of a reorganization of the assets of the Company and its subsidiaries;

(iii)	a resolution is adopted to wind-up, dissolve or liquidate the Company;

(iv)	an acquisition by any person, entity or group of persons or entities acting jointly or in concert of beneficial ownership of more than 50% of the Voting Securities, or securities convertible into, exercisable for or carrying the right to purchase more than 50% of the Voting Securities on a post-conversion basis, assuming only the conversion or exercise of securities beneficially owned by the acquiror; or

(v)	the Board adopts a resolution to the effect that a Change of Control as defined herein has occurred or is imminent.

(h)	“Committee” means the Board of Directors or if so delegated in whole or in part by the Board, any duly authorized committee of the Board appointed by the Board to administer the Plan.

(i)	“Company” means Elemental Altus Royalties Corp., a company existing under the Business Corporations Act (British Columbia), and any successor thereof.

(j)	“Consultant” has the meaning set out in Policy 4.4 of the Exchange or such replacement definition for so long as the Shares are listed on the Exchange, and if the Shares are not so listed, shall have the meaning, if any, that applies to a listing of the Shares on such other exchange as the Shares are then listed on.

(k)	“Corporate Reorganization” shall have the meaning ascribed to such term under section herein.

(l)	“Director” means any individual who is a member of the Board of Directors of the Company.

(m)	“Disability” means the disability of the Participant which would entitle the Participant to receive disability benefits pursuant to the long-term disability plan of the Company (if one exists) then covering the Participant, provided that the Board may, in its sole discretion, determine that, notwithstanding the provisions of any such long-term disability plan, the Participant is permanently disabled for the purposes of the Plan.

(n)	“Dividend Equivalent” means a right with respect to an Award to receive cash, Shares or other property equal in value and form to dividends declared by the Board and paid with respect to outstanding Shares. Dividend Equivalents shall not apply to an Award unless specifically provided for in the Award Agreement, and if specifically provided for in the Award Agreement shall be subject to such terms and conditions set forth in the Award Agreement as the Committee shall determine.

(o)	“Employee” means any employee or officer of the Company or an Affiliate of the Company. Directors who are not otherwise employed by the Company or an Affiliate of the Company shall not be considered Employees under the Plan.

(p)	“Exchange” means the TSX Venture Exchange, or if the Shares are not listed on the TSX Venture Exchange, such other principal market on which the Shares of the Company are then traded as designated by the Committee from time to time.

(q)	“Exchange Hold Period” means a four month resale restriction imposed by the Exchange, as set forth in the Exchange Policies.

(r)	“Exchange Policies” mean the policies of the Exchange, including those set forth in the Corporate Finance Manual of the Exchange.

(s)	“FMV” means, unless otherwise required by any applicable provision of any regulations thereunder or by any applicable accounting standard for the Company’s desired accounting for Awards or by the rules of the Exchange, a price that is determined by the Committee, provided that such price cannot be less than the last closing price of the Shares on the Exchange less any discount permitted by the rules or policies of the Exchange.

(t)	“Insider” shall have the meaning ascribed thereto in Exchange Policies.

(u)	“Investor Relations Activities” shall have the meaning ascribed thereto in Exchange Policies.

(v)	“Non-Employee Director” means a Director who is not an Employee.

(w)	“Notice Period” means any period of contractual notice or reasonable notice that the Company or an Affiliate of the Company may be required at law, by contract or otherwise agrees to provide to a Participant upon termination of employment, whether or not the Company or Affiliate elects to pay severance in lieu of providing notice to the Participant, provided that where a Participant’s employment contract provides for an increased severance or termination payment in the event of termination following a Change of Control, the Notice Period for the purposes of the Plan shall be the Notice Period under such contract applicable to a termination which does not follow a Change of Control.

(x)	“Option” means the conditional right to purchase Shares at a stated Option Price for a specified period of time subject to the terms of the Plan.

(y)	“Option Price” means the price at which a Share may be purchased by a Participant pursuant to an Option, as determined by the Committee.

(z)	“Participant” means an Employee, Non-Employee Director or Consultant who has been selected to receive an Award, or who has an outstanding Award granted under the Plan or the Predecessor Plan.

(aa)	“Performance Period” means the period of time during which the assigned performance criteria must be met in order to determine the degree of payout and/or vesting with respect to an Award.

(bb)	“Performance Share Unit” means an Award granted under Article 9 herein and subject to the terms of the Plan, denominated in units, the value of which at the time it is payable is determined as a function of the extent to which corresponding performance criteria have been achieved.

(cc)	“Period of Restriction” means the period when an Award of Restricted Share Units is subject to forfeiture based on the passage of time, the achievement of performance criteria, and/or upon the occurrence of other events as determined by the Committee, in its discretion.

(dd)	“Person” shall have the meaning ascribed to such term in Exchange Policies.

(ee)	“Reserve” shall have the meaning ascribed to such term under section 4.1 herein.

(ff)	“Restricted Share Unit” means an Award denominated in units subject to a Period of Restriction, with a right to receive Shares upon settlement of the Award, granted under Article 7 herein and subject to the terms of the Plan.

(gg)	“Retirement” or “Retire” means a Participant’s permanent withdrawal from employment or office with the Company or an Affiliate of the Company on terms and conditions accepted and determined by the Board.

(hh)	“Shares” means common shares of the Company.

(ii)	“Share Units” means Performance Share Units and Restricted Share Units, including any Dividend Equivalent granted with respect to a Performance Share Unit and/or Restricted Share Unit.

(jj)	“Termination Date” means the date on which a Participant ceases to be eligible to participate under the Plan as a result of a termination of employment, officer position, board service or consulting arrangement with the Company or any Affiliate of the Company for any reason, including death, Retirement, resignation or termination with or without Cause. For the purposes of the Plan, a Participant’s employment, officer position, board service or consulting arrangement with the Company or an Affiliate of the Company shall be considered to have terminated effective on the last day of the Participant’s actual and active employment, officer position or board or consulting service with the Company or the Affiliate whether such day is selected by agreement with the individual, unilaterally by the Company or the Affiliate and whether with or without advance notice to the Participant. For the avoidance of doubt, no period of notice or pay in lieu of notice that is given or that ought to have been given under applicable law in respect of such termination of employment that follows or is in respect of a period after the Participant’s last day of actual and active employment shall be considered as extending the Participant’s period of employment for the purposes of determining his or her entitlement under the Plan.

(kk)	“Voting Securities” shall mean any securities of the Company ordinarily carrying the right to vote at elections of directors and any securities immediately convertible into or exchangeable for such securities.

ARTICLE 3

ADMINISTRATION

3.1	General. The Committee shall be responsible for administering the Plan. The Committee may employ legal counsel, consultants, accountants, agents and other individuals, any of whom may be an Employee, and the Committee, the Company, and its officers and Directors shall be entitled to rely upon the advice, opinions or valuations of any such persons. All actions taken and all interpretations and determinations made by the Committee shall be final, conclusive and binding upon the Participants, the Company, and all other interested parties. No member of the Committee will be liable for any action or determination taken or made in good faith with respect to the Plan or Awards granted hereunder. Each member of the Committee shall be entitled to indemnification by the Company with respect to any such determination or action in the manner provided for by the Company and its subsidiaries.

3.2	Authority of the Committee. The Committee shall have full and exclusive discretionary power to determine the terms and provisions of Award Agreements, to interpret the terms and the intent of the Plan and any Award Agreement or other agreement ancillary to or in connection with the Plan, to determine eligibility for Awards, and to adopt such rules, regulations and guidelines for administering the Plan as the Committee may deem necessary or proper. Such authority shall include, but not be limited to, selecting Award recipients, establishing all Award terms and conditions, including grant, exercise price, issue price and vesting terms, determining any performance goals applicable to Awards and whether such performance goals have been achieved, and, subject to Article 13, adopting modifications and amendments to the Plan or any Award Agreement, including, without limitation, any that are necessary or appropriate to comply with the laws or compensation practices of the jurisdictions in which the Company and its Affiliates operate. All costs incurred in connection with this Plan shall be for the account of the Company. This Plan shall be administered in accordance with the Exchange Policies by the Committee so long as the Shares are listed on the Exchange.

3.3	Delegation. The Committee may delegate to one or more of its members any of the Committee’s administrative duties or powers as it may deem advisable; provided, however, that any such delegation must be permitted under applicable corporate law.

3.4	Record Keeping. The Company shall maintain a register in which shall be recorded:

(a)	the name and address of each Participant;

(b)	the number of Shares subject to Awards granted to each Participant; and

(c)	the aggregate number of Shares subject to Awards.

ARTICLE 4

SHARES SUBJECT TO THE PLAN AND MAXIMUM AWARDS

4.1	Maximum Number of Shares Available for Awards. The maximum number of Shares available for issuance pursuant to the exercise or redemption, as applicable of Awards granted under the Plan, will be 10% of the total outstanding Shares from time to time less the number of Shares issuable pursuant to any Share Units issued hereunder and other security-based compensation arrangements of the Company (the “Reserve”). For greater certainty, the aggregate number of Shares available for issuance pursuant to settlement of Options shall not exceed 10% of the Company’s outstanding share capital. Shares in respect of which Options have not been exercised and are no longer subject to being purchased pursuant to the terms of any Options shall be available for further Options under the Plan. The Plan with respect to the Options is a “rolling plan” and as a result, any and all increases in the number of issued and outstanding Shares will result in an increase to the Reserve.

4.2	Maximum Number of Shares Available for the Settlement of Share Units. For so long as the Company is listed on the TSX Venture Exchange or on another exchange that requires the Company to fix the number of Shares to be issued in settlement of Share Units, the maximum number of Shares available for issuance pursuant to the settlement of Share Units shall be 6,895,109 Shares. For greater certainty, the aggregate number of Shares available for issuance pursuant to settlement of Share Units shall not exceed the lesser of (i) 10% of the Company’s outstanding Share capital less the number of Options outstanding; and (ii) 6,895,109 less the number of Share Units redeemed for Shares.

4.3	Award Grants to Individuals. The aggregate number of Shares for which Awards may be issued to any one Participant in any 12-month period shall not exceed 5% of the outstanding Shares, calculated on the date an Award is granted to the Participant, unless the Company obtains disinterested shareholder approval as required by the policies of the Exchange. The aggregate number of Shares for which Awards may be issued to any one Consultant within any 12-month period shall not exceed 2% of the outstanding Shares, calculated on the date an Award is granted to the Consultant.

4.4	Award Grants to Persons Providing Investor Relations Activities. The aggregate number of Shares for which Options may be issued to any Persons retained to provide Investor Relations Activities within any 12-month period shall not exceed 2% of the outstanding Shares, calculated on the date an Option is granted to such Persons. Awards other than Options may not be granted to Persons retained to provide Investor Relations Activities, except if such person is also an employee of the Company.

4.5	Award Grants to Insiders. Unless disinterested shareholder approval as required by the policies of the Exchange is obtained: (i) the maximum number of Shares for which Awards may be issued to Insiders (as a group) at any point in time shall not exceed 10% of the outstanding Shares; and the aggregate number of Awards granted to Insiders (as a group), within any 12-month period, shall not exceed 10% of the outstanding Shares, calculated at the date an Award is granted to any Insider.

4.6	Adjustments in Authorized Shares. In the event of any corporate event or transaction (collectively, a “Corporate Reorganization”) (including, but not limited to, a change in the Shares of the Company or the capitalization of the Company) such as a merger, arrangement, amalgamation, consolidation, reorganization, recapitalization, separation, stock dividend, extraordinary dividend, stock split, reverse stock split, split up, spin-off or other distribution of stock or property of the Company, combination of securities, exchange of securities, dividend in kind, or other like change in capital structure or distribution (other than normal cash dividends) to shareholders of the Company, or any similar corporate event or transaction, the Committee shall make or provide for such adjustments or substitutions, as applicable, in the number and kind of Shares that may be issued under the Plan, the number and kind of Shares subject to outstanding Awards, the Option Price, grant price or exercise price applicable to outstanding Awards, the limit on issuing Awards other than Options granted with an Option Price equal to at least the FMV of a Share on the date of grant and any other value determinations applicable to outstanding Awards or to the Plan, as are equitably necessary to prevent dilution or enlargement of Participants’ rights under the Plan that otherwise would result from such corporate event or transaction. In connection with a Corporate Reorganization, the Committee shall have the discretion to permit a holder of Options to purchase (at the times, for the consideration, and subject to the terms and conditions set out in the Plan and the applicable Award Agreement) and the holder will then accept on the exercise of such Option, in lieu of the Shares that such holder would otherwise have been entitled to purchase, the kind and amount of shares or other securities or property that such holder would have been entitled to receive as a result of the Corporate Reorganization if, on the effective date thereof, that holder had owned all Shares that were subject to the Option. Such adjustments shall be made automatically, without the necessity of Committee action, on the customary arithmetical basis in the case of any stock split, including a stock split effected by means of a stock dividend, and in the case of any other dividend paid in Shares.

The Committee shall also make appropriate adjustments in the terms of any Awards under the Plan as are equitably necessary to reflect such Corporate Reorganization and may modify any other terms of outstanding Awards, including modifications of performance criteria and changes in the length of Performance Periods. The determination of the Committee as to the foregoing adjustments, if any, shall be conclusive and binding on Participants under the Plan, provided that any such adjustments must comply with all regulatory requirements.

Subject to the provisions of Article 11, acceptance of the Exchange, shareholder approval (except as allowed for under the Exchange Policies) and any applicable law or regulatory requirement, without affecting the number of Shares reserved or available hereunder, the Committee may authorize the issuance, assumption, substitution or conversion of Awards under the Plan in connection with any Corporate Reorganization, upon such terms and conditions as it may deem appropriate. Additionally, the Committee may amend the Plan, or adopt supplements to the Plan, in such manner as it deems appropriate to provide for such issuance, assumption, substitution or conversion as provided in the previous sentence.

ARTICLE 5

ELIGIBILITY AND PARTICIPATION

5.1	Eligibility. Awards under the Plan shall be granted only to bona fide Employees, Non- Employee Directors and Consultants, as per the policies of the Exchange.

5.2	Actual Participation. Subject to the provisions of the Plan, the Committee may, from time to time, in its sole discretion select from among eligible Employees, Non-Employee Directors and Consultants, those to whom Awards shall be granted under the Plan, and shall determine in its discretion the nature, terms, conditions and amount of each Award.

ARTICLE 6

STOCK OPTIONS

6.1	Grant of Options. Subject to the terms and provisions of the Plan, Options may be granted to Participants in such number, and upon such terms, and at any time and from time to time as shall be determined by the Committee in its discretion.

6.2	Award Agreement. Each Option grant shall be evidenced by an Award Agreement that shall specify the Option Price, the duration of the Option, the number of Shares to which the Option pertains, the conditions, if any, upon which an Option shall become vested and exercisable, and any such other provisions as the Committee shall determine. The Award Agreement for the grant of Options shall be in such form or forms as the Committee may from time to time approve.

6.3	Option Price. The Option Price for each grant of an Option under the Plan shall be determined by the Committee and shall be specified in the Award Agreement. The Option Price for an Option shall be not less than the FMV of the Shares on the date of grant.

6.4	Vesting of Options. Subject to any provisions of the Plan or the applicable Award Agreement relating to acceleration of vesting of Options, Options shall vest subject to Exchange Policies, and the Committee may, in its sole discretion, determine the time during which an Option shall vest and the method of vesting, or that no vesting restriction shall exist. If the Committee does not determine a vesting schedule at the time of grant of any particular Option, such Option shall be exercisable in whole at any time, or in part from time to time, during the term of the Option, subject to the applicable requirements of the Exchange. Options issued to any Persons retained to provide Investor Relations Activities must vest in stages over a period of not less than 12 months, with no more than 1/4 of the Options vesting in any three month period.

6.5	Duration of Options. Each Option granted to a Participant shall expire at such time as the Committee shall determine at the time of grant; provided, however, that, subject to section 6.6, no Option shall be exercisable later than the tenth (10) anniversary date of its grant.

6.6	Blackout Periods. If the date on which an Option is scheduled to expire occurs within the Blackout Period applicable to such Participant, then the expiry date for such Option shall be extended to the last day of such 10 business day period.

6.7	Exercise of Options. Options granted under this Article 6 shall be exercisable at such times and on the occurrence of such events, and be subject to such restrictions and conditions, as the Committee shall in each instance approve, which need not be the same for each grant or for each Participant.

6.8	Payment. Options granted under this Article 6 shall be exercised by the delivery of a notice of exercise to the Company or an agent designated by the Company in a form specified or accepted by the Committee, or by complying with any alternative procedures which may be authorized by the Committee, setting forth the number of Shares with respect to which the Option is to be exercised, accompanied by full payment of the Option Price.

The Option Price upon exercise of any Option shall be payable to the Company in full in cash, certified cheque or wire transfer.

As soon as practicable after receipt of a notification of exercise and full payment of the Option Price, the Shares in respect of which the Option has been exercised shall be issued as fully-paid and non- assessable common shares of the Company. As of the business day the Company receives such notice and such payment, the Participant (or the person claiming through a Participant, as the case may be) shall be entitled to be entered on the share register of the Company as the holder of the number of Shares in respect of which the Option was exercised and to receive as promptly as possible thereafter, but in any event, on or before the 15th day of the third month of the year following the year in which the Option was exercised, a certificate or evidence of book entry representing the said number of Shares. The Company shall cause to be delivered to or to the direction of the Participant Share certificates or evidence of book entry Shares in an appropriate amount based upon the number of Shares purchased under the Option(s).

Shares shall not be issued pursuant to the exercise of an Option unless the exercise of such Option and the issuance and delivery of such Shares pursuant thereto shall comply with all relevant provisions of applicable Canadian and U.S. securities law, including, without limitation, the 1933 Act, the United States Securities and Exchange Act of 1934, as amended, applicable U.S. state laws, the rules and regulations promulgated thereunder, and the requirements of any stock exchange or consolidated stock price reporting system on which prices for the Shares are quoted at any given time. As a condition to the exercise of an Option, the Company may require the person exercising such Option to represent and warrant at the time of any such exercise that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required by law.

6.9	Death, Disability, Retirement and Termination or Resignation of Employment. If the Award Agreement does not specify the effect of a termination, cessation or resignation of employment then the following default rules will apply, provided, however that such Option grants shall expire within a reasonable period, and in any event not exceeding 12 months, following the date the Participant ceases to be an eligible Participant:

(a)	Death: If a Participant dies while an Employee, Director of, or Consultant to, the Company or an Affiliate of the Company:

(i)	all unvested Options as at the Termination Date shall automatically and immediately vest; and

(ii)	all vested Options (including those that vested pursuant to (i) above) shall continue to be subject to the Plan and exercisable for a period of 12 months after the Termination Date, provided that any Options that have not been exercised within 12 months after the Termination Date shall automatically and immediately expire and be forfeited on such date.

(b)	Disability: If a Participant ceases to be eligible to be a Participant under the Plan as a result of their Disability then all Options remain and continue to vest (and are exercisable) in accordance with the terms of the Plan for a period of 12 months after the Termination Date, provided that any Options that have not been exercised (whether vested or not) within 12 months after the Termination Date shall automatically and immediately expire and be forfeited on such date.

(c)	Retirement: If a Participant Retires then the Board shall have the discretion, with respect to such Participant’s Options, to determine: (i) whether to accelerate vesting of any or all of such Options, (ii) whether any of such Options shall be cancelled, with or without payment, and (iii) how long, if at all, such Options may remain outstanding following the Termination Date; provided, however, that in no event shall such Options be exercisable for more than 12 months after the Termination Date. Notwithstanding the foregoing, there can be no acceleration of the vesting requirements applicable to Options granted to Persons retained to provide Investor Relations Activities without the prior written approval of the Exchange.

(d)	Termination for Cause: If a Participant ceases to be eligible to be a Participant under the Plan as a result of their termination for Cause, then all Options, whether vested or not, as at the Termination Date shall automatically and immediately expire and be forfeited.

(e)	Termination without Cause or Voluntary Resignation: If a Participant ceases to be eligible to be a Participant under the Plan for any reason, other than as set out in sections 6.9(a)- (d), then, unless otherwise determined by the Board in its sole discretion, as of the Termination Date:

(i)	all unvested Options shall automatically and immediately expire and be forfeited, and

(ii)	all vested Options shall continue to be subject to the Plan and exercisable for a period of 90 days after the Termination Date, provided that any Options that have not been exercised within 90 days after the Termination Date shall automatically and immediately expire and be forfeited on such date.

6.10	Non-transferability of Options. An Option granted under this Article 6 may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, subject to Section 9.1, the requirements of the Exchange or as otherwise allowed by the Exchange.

ARTICLE 7

RESTRICTED SHARE UNITS

7.1	Grant of Restricted Share Units. Subject to the terms and conditions of the Plan, the Committee, at any time and from time to time, may grant Restricted Share Units to Participants in such amounts and upon such terms as the Committee shall determine.

7.2	Restricted Share Unit Agreement. Each Restricted Share Unit grant shall be evidenced by an Award Agreement that shall specify the Period(s) of Restriction, the number of Restricted Share Units granted, and the settlement date for Restricted Share Units, and any such other provisions as the Committee shall determine, provided that unless otherwise determined by the Committee or as set out in any Award Agreement, no Restricted Share Unit shall vest earlier (i.e., Restricted Share Units shall not vest earlier than one year after the date of the grant of the Restricted Share Unit) or later than allowed by the polices of the Exchange. The Committee shall impose, in the Award Agreement at the time of grant, such other conditions and/or restrictions on any Restricted Share Units granted pursuant to the Plan as it may deem advisable, including, without limitation, restrictions based upon the time-based restrictions on vesting and, restrictions under applicable laws or under the requirements of the Exchange.

7.3	Vesting of Restricted Share Units.Subject to any provisions of the Plan or the applicable Award Agreement relating to acceleration of vesting of Restricted Share Units, Restricted Share Units shall vest at the discretion of the Committee, and subject to the policies of the Exchange, but in no case will any Restricted Share Unit vest or payment be made in respect of that Restricted Share Unit later than December 15 of the third calendar year following the year in which that Restricted Share Unit was granted.

7.4	Blackout Periods. If the date on which a Restricted Share Unit is scheduled to expire occurs within the Blackout Period applicable to such Participant, then the expiry date for such Award shall be extended to the last day of such 10 business day period.

7.5	Non-transferability of Restricted Share Units. The Restricted Share Units granted herein may not be sold, transferred, pledged, assigned or otherwise alienated or hypothecated until the date of settlement through delivery or other payment, or upon earlier satisfaction of any other conditions, as specified by the Committee in its sole discretion and set forth in the Award Agreement at the time of grant or thereafter by the Committee. All rights with respect to the Restricted Share Units granted to a Participant under the Plan shall be available during such Participant’s lifetime only to such Participant.

7.6	Dividends and Other Distributions. During the Period of Restriction, Participants holding Restricted Share Units granted hereunder may, if the Committee so determines, be credited with amounts equal to the cash dividends or Dividend Equivalents paid with respect to the underlying Shares while they are so held in a manner determined by the Committee in its sole discretion. Dividend Equivalents shall apply to an Award unless specifically provided for in the Award Agreement. The Committee may apply any restrictions to such dividend amounts or Dividend Equivalents that the Committee deems appropriate. The Committee, in its sole discretion, may determine the form of payment of such dividend amounts or Dividend Equivalents, including cash, Shares or Restricted Share Units. The Committee, in its sole discretion, may settle such entitlements with cash where it does not have sufficient Shares available to satisfy the obligation in Shares, or where the issuance of Shares would result in the Company breaching a limit on grants or issuances contained in the Plan.

7.7	Death, Disability, Retirement and Termination or Resignation of Employment. If the Award Agreement does not specify the effect of a termination or resignation of employment then the following default rules will apply:

(a)	Death: If a Participant dies while an Employee, Director of, or Consultant to, the Company or an Affiliate:

(i)	all unvested Restricted Share Units as at the Termination Date shall automatically and immediately vest; and

(ii)	all vested Restricted Share Units (including those that vested pursuant to (i) above) shall be paid to the Participant’s estate in accordance with the terms of the Plan and the Award Agreement.

(b)	Disability: If a Participant ceases to be eligible to be a Participant under the Plan as a result of their Disability, then all Restricted Share Units remain and continue to vest in accordance with the terms of the Plan for a period of 12 months after the Termination Date, provided that any Restricted Share Units that have not vested within 12 months after the Termination Date shall automatically and immediately expire and be forfeited on such date.

(c)	Retirement: If a Participant Retires then the Board shall have the discretion, with respect to such Participant’s Restricted Share Units, to determine: (i) whether to accelerate vesting of any or all of such Restricted Share Units, (ii) whether any of such Restricted Share Units shall be cancelled, with or without payment, and (iii) how long, if at all, such Restricted Share Units may remain outstanding following the Termination Date; provided, however, that in no event shall such Restricted Share Units remain outstanding for more than 12 months after the Termination Date. Notwithstanding the above, for U.S. Participants, the treatment of Restricted Share Units upon retirement shall be provided for in the Award Agreement.

(d)	Termination for Cause: If a Participant ceases to be eligible to be a Participant under the Plan as a result of their termination for Cause, then all Restricted Share Units, whether vested or not, as at the Termination Date shall automatically and immediately be forfeited.

(e)	Termination without Cause or Voluntary Resignation: If a Participant ceases to be eligible to be a Participant under the Plan for any reason, other than as set out in sections 7.7(a)- (d), then, unless otherwise determined by the Board in its sole discretion, as of the Termination Date:

(i)	all unvested Restricted Share Units shall automatically and immediately be forfeited, and

(ii)	all vested Restricted Share Units shall be paid to the Participants in accordance with the terms of the Plan and the Award Agreement.

7.8	Payment in Settlement of Restricted Share Units. When and if Restricted Share Units become payable, the Participant issued such Restricted Share Units shall be entitled to receive payment from the Company in settlement of such Restricted Share Units: (i) in a number of Shares (issued from treasury) equal to the number of Restricted Share Units being settled, or (ii) in any other form, all as determined by the Committee at its sole discretion. The Committee’s determination regarding the form of payout shall be set forth or reserved for later determination in the Award Agreement for the grant of the Restricted Share Units.

ARTICLE 8

PERFORMANCE SHARE UNITS

8.1	Grant of Performance Share Units. Subject to the terms and conditions of the Plan and the policies of the Exchange, the Committee, at any time and from time to time, may grant Performance Share Units to Participants in such amounts and upon such terms as the Committee shall determine.

8.2	Value of Performance Share Units. Each Performance Share Unit shall have an initial value equal to the FMV of a Share on the date of grant. The Committee shall set performance criteria for a Performance Period in its discretion, which, depending on the extent to which they are met, will determine, in the manner determined by the Committee and set forth in the Award Agreement, the value and/or number of each Performance Share Unit that will be paid to the Participant.

8.3	Earning of Performance Share Units. Subject to the terms of the Plan and the applicable Award Agreement, after the applicable Performance Period has ended, the holder of Performance Share Units shall be entitled to receive payout on the value and number of Performance Share Units, determined as a function of the extent to which the corresponding performance criteria have been achieved. Notwithstanding the foregoing, the Company shall have the ability to require the Participant to hold any Shares received pursuant to such Award for a specified period of time.

8.4	Form and Timing of Payment of Performance Share Units. Payment of earned Performance Share Units shall be as determined by the Committee and as set forth in the Award Agreement. Subject to the terms of the Plan, the Committee, in its sole discretion, may pay earned Performance Share Units in the form of a number of Shares issued from treasury equal to the number of earned Performance Share Units at the end of the applicable Performance Period. Any Shares may be granted subject to any restrictions deemed appropriate by the Committee. The determination of the Committee with respect to the form of payout of such Awards shall be set forth in the Award Agreement for the grant of the Award or reserved for later determination. Other than as determined by the Committee in writing, in no event will delivery of such Shares or other form of payment or consideration under a Performance Share Unit be made later than the earlier of: (i) 3 months after the close of the year in which such conditions or restrictions were satisfied or lapsed and (ii) December 31 of the third year following the year of the grant date. Notwithstanding the foregoing, the Company may not grant Awards that are not Options to any persons conducting Investor Relations Activities and any Performance Share Units cannot vest earlier than one year after the date of grant.

8.5	Dividends and Other Distributions. Participants holding Performance Share Units granted hereunder may, if the Committee so determines, be credited with dividends paid with respect to the underlying Shares or Dividend Equivalents while they are so held in a manner determined by the Committee in its sole discretion. Dividend Equivalents shall not apply to an Award unless specifically provided for in the Award Agreement. The Committee may apply any restrictions to the dividends or Dividend Equivalents that the Committee deems appropriate. The Committee, in its sole discretion, may determine the form of payment of dividends or Dividend Equivalents, including cash, Shares or Performance Share Units. The Committee, in its sole discretion, may settle such entitlements with cash where it does not have sufficient Shares available to satisfy the obligation in Shares, or where the issuance of Shares would result in the Company breaching a limit on grants or issuances contained in the Plan.

8.6	Termination of Employment, Consultancy or Directorship. Each Award Agreement shall set forth the extent to which the Participant shall have the right to retain Performance Share Units following termination of the Participant’s employment or other relationship with the Company or its Affiliates. Such provisions shall be determined in the sole discretion of the Committee, need not be uniform among all Performance Share Units issued pursuant to the Plan, and may reflect distinctions based on the reasons for termination, provided that the provisions shall comply with applicable rules of the Exchange.

8.7	Non-transferability of Performance Share Units. Performance Share Units may not be sold, transferred, pledged, assigned or otherwise alienated or hypothecated, subject to Section 9.1. Further, a Participant’s rights under the Plan shall inure during such Participant’s lifetime only to such Participant.

ARTICLE 9

BENEFICIARY DESIGNATION

9.1	Beneficiary. A Participant’s “beneficiary” is the person or persons entitled to receive payments or other benefits or exercise rights that are available under the Plan in the event of the Participant’s death. A Participant may designate a beneficiary or change a previous beneficiary designation at such times as prescribed by the Committee and by using such forms and following such procedures approved or accepted by the Committee for that purpose. If no beneficiary designated by the Participant is eligible to receive payments or other benefits or exercise rights that are available under the Plan at the Participant’s death, the beneficiary shall be the Participant’s estate. Following the death of a Participant, a designated beneficiary will be entitled to make a claim for a maximum of 12 months.

9.2	Discretion of the Committee. Notwithstanding the provisions above, the Committee may, in its discretion, after notifying the affected Participants, modify the foregoing requirements, institute additional requirements for beneficiary designations, or suspend the existing beneficiary designations of living Participants or the process of determining beneficiaries under this Article 10, or both, in favor of another method of determining beneficiaries.

ARTICLE 10

RIGHTS OF PERSONS ELIGIBLE TO PARTICIPATE

10.1	Employment. Nothing in the Plan or an Award Agreement shall interfere with or limit in any way the right of the Company or an Affiliate of the Company to terminate any Participant’s employment, consulting or other service relationship with the Company or the Affiliate at any time, nor confer upon any Participant any right to continue in the capacity in which he or she is employed or otherwise serves the Company or the Affiliate.

Neither an Award nor any benefits arising under the Plan shall constitute part of an employment or service contract with the Company or an Affiliate of the Company, and, accordingly, subject to the terms of the Plan, the Plan may be terminated or modified at any time in the sole and exclusive discretion of the Committee or the Board without giving rise to liability on the part of the Company or its Affiliates for severance payments or otherwise, except as provided in the Plan.

For purposes of the Plan, unless otherwise provided by the Committee, a transfer of employment of a Participant between the Company and an Affiliate or among Affiliates of the Company, shall not be deemed a termination of employment. The Committee may provide, in a Participant’s Award Agreement or otherwise, the conditions under which a transfer of employment to an entity that is spun off from the Company or an Affiliate of the Company shall not be deemed a termination of employment for purposes of an Award.

10.2	Participation. No Employee or other Person eligible to participate in the Plan shall have the right to be selected to receive an Award. No person selected to receive an Award shall have the right to be selected to receive a future Award, or, if selected to receive a future Award, the right to receive such future Award on terms and conditions identical or in proportion in any way to any prior Award.

10.3	Rights as a Shareholder. A Participant shall have none of the rights of a shareholder with respect to Shares covered by any Award until the Participant becomes the holder of such Shares.

ARTICLE 11

CHANGE OF CONTROL

11.1	Change of Control and Termination of Employment. Subject to section 12.2 and the terms and provisions of any Award Agreement, if there is a Change of Control, any Awards held by a Participant shall automatically vest following such Change of Control, on the Termination Date, if the Participant is an Employee, officer or a Director and their employment, or officer or Director position is terminated within 12 months following the Change of Control, provided that no acceleration of Awards shall occur in the case of a Participant that was retained to provide Investor Relations Activities unless the approval of the Exchange is either obtained or not required.

11.2	Discretion to Board. Notwithstanding any other provision of the Plan, in the event of an actual or potential Change of Control, the Board may, in its sole discretion, without the necessity or requirement for the agreement of any Participant: (i) accelerate, conditionally or otherwise, on such terms as it sees fit (including, but not limited to those set out in (iii) and (iv) below), the vesting date of any Awards; (ii) permit the conditional redemption or exercise of any Awards, on such terms as it sees fit; (iii) otherwise amend or modify the terms of any Awards, including for greater certainty by (1) permitting Participants to exercise or redeem any Awards to assist the Participants to participate in the actual or potential Change of Control, or (2) providing that any Awards exercised or exercised shall be exercisable or redeemed for, in lieu of Shares, such property (including shares of another entity or cash) that shareholders of the Company will receive in the Change of Control; and (iv) terminate, following the successful completion of a Change of Control, on such terms as it sees fit, the Awards not exercised or redeemed prior to the successful completion of such Change of Control.

11.3	Non-Occurrence of Change of Control. In the event that any Awards are conditionally exercised pursuant to section 12.2 above and the Change of Control does not occur, the Board may, in its sole discretion, determine that any (i) Awards so exercised shall be reinstated as the type of Award prior to such exercise, and (ii) Shares issued be cancelled and any exercise or similar price received by the Company shall be returned to the Participant.

11.4	Agreement with Purchaser in a Change of Control. In connection with a Change of Control, the Board may be permitted to condition any acceleration of vesting on the Participant entering into an employment, confidentiality or other agreement with the purchaser as the Board deems appropriate.

ARTICLE 12

AMENDMENT AND TERMINATION

12.1	Amendment and Termination. The Board may, at any time, suspend or terminate the Plan. Subject to compliance with any applicable law, including the rules of the Exchange, the Board may also, at any time, amend or revise the terms of the Plan and any Award Agreement. No such amendment of the Plan or Award Agreement may be made if such amendment would materially and adversely impair any rights arising from any Awards previously granted to a Participant under the Plan without the consent of the Participant or the representatives of his or her estate, as applicable. The Board may, by resolution, make any amendment to this Plan or any Share Units granted under it (together with any related Award Agreement) without shareholder approval, provided however, that the Board will not be entitled to amend this Plan or any Share Unit granted under it without shareholder (disinterested shareholder approval if applicable) and, if applicable, TSXV approval, in order to: (i) increase the maximum number of Shares issuable pursuant to this Plan; (ii) cancel a Share Unit and subsequently issue to the holder of such Share Unit a new Share Unit in replacement thereof; (iii) extend the term of a Share Unit, but not beyond the Expiry Date; (iv) permit the assignment or transfer of a Share Unit other than as provided for in this Plan; (v) add to the categories of persons eligible to participate in this Plan; or (v) in any other circumstances where TSXV and shareholder approval is required by the TSXV. Any renewal of this plan will be subject to disinterested shareholder approval, and TSXV approval as applicable.

12.2	Reduction of Option Price or Grant Price. Disinterested shareholder approval as required by the policies of the Exchange shall be obtained for any reduction in the Option Price or extension of the expiry date of an Option grant if the Participant is an Insider of the Company at the time of the proposed amendment.

ARTICLE 13

WITHHOLDING

13.1	Withholding. The Company or any of its Affiliates shall have the power and the right to deduct or withhold from any payment owed to the Participant, or require a Participant to remit to the Company or the Affiliate, an amount sufficient to satisfy federal, provincial and local taxes or domestic or foreign taxes required by law or regulation to be withheld with respect to any taxable event arising from or as a result of the Plan or any Award hereunder. The Committee may provide for Participants to satisfy withholding requirements by having the Company withhold and sell Shares or the Participant making such other arrangements, including the sale of Shares, in either case on such conditions as the Committee specifies.

13.2	Acknowledgement. Participant acknowledges and agrees that the ultimate liability for all taxes legally payable by Participant is and remains Participant’s responsibility and may exceed the amount actually withheld by the Company. Participant further acknowledges that the Company: (a) makes no representations or undertakings regarding the treatment of any taxes in connection with any aspect of the Plan; and (b) does not commit to and is under no obligation to structure the terms of the Plan to reduce or eliminate Participant’s liability for taxes or achieve any particular tax result. Further, if Participant has become subject to tax in more than one jurisdiction, Participant acknowledges that the Company may be required to withhold or account for taxes in more than one jurisdiction.

ARTICLE 14

SUCCESSORS

14.1	Any obligations of the Company or its Affiliates under the Plan with respect to Awards granted hereunder shall be binding on any successor to the Company or its Affiliates, respectively, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation or otherwise, of all or substantially all of the businesses and/or assets of the Company or the Affiliate, as applicable.

ARTICLE 15

GENERAL PROVISIONS

15.1	Delivery of Title. The Company shall have no obligation to issue or deliver evidence of title for Shares issued under the Plan prior to:

(a)	Obtaining any approvals from governmental agencies that the Company determines are necessary or advisable; and

(b)	Completion of any registration or other qualification of the Shares under any applicable law or ruling of any governmental body that the Company determines to be necessary or advisable.

If for any reason Shares cannot be issued to a Participant, the obligation of the Company to issue such Shares shall terminate.

15.2	Conflict. To the extent there is any inconsistency or ambiguity between this Plan and any employment contract, the terms of such employment contract shall govern to the extent of such inconsistency or ambiguity, subject only to compliance with applicable law and Exchange Policies.

15.3	Investment Representations. The Committee may require each Participant receiving Shares pursuant to an Award under the Plan to represent and warrant in writing that the Participant is acquiring the Shares for investment and without any present intention to sell or distribute such Shares.

15.4	Legends and Resale Restrictions. The certificates for Shares may include any legend that the Committee deems appropriate to reflect any restrictions on transfer of such Shares, in addition to any resale restrictions under applicable securities laws and any other circumstance in which the Exchange Hold Period may apply.

15.5	Uncertificated Shares. To the extent that the Plan provides for issuance of certificates to reflect the transfer of Shares, the transfer of such Shares may be effected on a non- certificated basis to the extent not prohibited by applicable law or the rules of the Exchange.

15.6	No Fractional Shares. No fractional Shares shall be issued or delivered pursuant to the Plan or any Award Agreement. In such an instance, unless the Committee determines otherwise, fractional Shares and any rights thereto shall be forfeited or otherwise eliminated.

15.7	Other Compensation and Benefit Plans. Nothing in the Plan shall be construed to limit the right of the Company or an Affiliate of the Company to establish other compensation or benefit plans, programs, policies or arrangements. Except as may be otherwise specifically stated in any other benefit plan, policy, program or arrangement, no Award shall be treated as compensation for purposes of calculating a Participant’s rights under any such other plan, policy, program or arrangement.

15.8	No Constraint on Corporate Action. Nothing in the Plan shall be construed (i) to limit, impair or otherwise affect the Company’s or its Affiliates’ right or power to make adjustments, reclassifications, reorganizations or changes in its capital or business structure, or to merge or consolidate, or dissolve, liquidate, sell or transfer all or any part of its business or assets, or (ii) to limit the right or power of the Company or its Affiliates to take any action which such entity deems to be necessary or appropriate.

15.9	Compliance with Canadian Securities Laws. All Awards and the issuance of Shares underlying such Awards issued pursuant to the Plan will be issued pursuant to an exemption from the prospectus requirements of Canadian securities laws where applicable.

15.10	Compliance with U.S. Securities Laws. All Awards and the issuance of Shares underlying such Awards issued pursuant to the Plan will be issued pursuant to the registration requirements of the U.S. Securities Act of 1933, as amended or an exemption from such registration requirements. If the Awards or Shares are not so registered and no such registration exemption is available, the Company shall not be required to issue any Shares otherwise issuable hereunder.

ARTICLE 16

LEGAL CONSTRUCTION

16.1	Gender and Number. Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine, the plural shall include the singular, and the singular shall include the plural.

16.2	Severability. In the event any provision of the Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

16.3	Requirements of Law. The granting of Awards and the issuance of Shares under the Plan shall be subject to all applicable laws, rules and regulations, and to such approvals by any governmental agencies or securities exchanges as may be required. The Company or an Affiliate of the Company shall receive the consideration required by law for the issuance of Awards under the Plan.

The inability of the Company or an Affiliate of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company or the Affiliate to be necessary for the lawful issuance and sale of any Shares hereunder, shall relieve the Company or the Affiliate of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

16.4	Governing Law. The Plan and each Award Agreement shall be governed by the laws of the Province of British Columbia and the laws of Canada applicable therein excluding any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of the Plan to the substantive law of another jurisdiction.

SCHEDULE “D”

SHARE CONSOLIDATION RESOLUTION

BE IT RESOLVED THAT, as a special resolution of the Company’s Shareholders:

1.	the directors of the Company be authorized to effect the consolidation (the “Consolidation”) of all of the issued and outstanding common shares in the capital of the Company (the “Common Shares”) on the basis of up to ten (10) pre-Consolidation Common Shares for one (1) post-Consolidation Common Share (10:1);

2.	the directors of the Company be and are hereby authorized to fix the ratio of the pre-Consolidation to post- Consolidation Common Shares to be used in the Consolidation (the “Final Consolidation Ratio”), provided that the maximum Final Consolidation Ratio will not exceed ten (10) pre-Consolidation Common Shares for one (1) post-Consolidation Common Share (10:1);

3.	any fractional Common Shares resulting from the Consolidation will be rounded up (if the fraction is half a share or more) or down (if the fraction is less than half a share) to the nearest whole Common Share, provided that no shareholder shall hold less than a single Common Share as a result of the Consolidation;

4.	upon the Consolidation being effected, any officer or director of the Company is authorized to cancel (or cause to be cancelled) any certificates evidencing the existing Common Shares and to issue (or cause to be issued) certificates representing the new Common Shares to the holders thereof;

5.	the directors of the Company, in their sole and complete discretion, may act upon this resolution to effect the Consolidation or, if deemed appropriate and without any further approval from the shareholders of the Company, may choose not to act upon this resolution notwithstanding that this resolution has been duly passed by the shareholders of the Company, and in the latter case, the directors of the Company are hereby authorized and empowered to revoke this resolution in their sole discretion at any time prior to effecting the Consolidation; and

6.	any director or officer of the Company be and he or she is hereby authorized and directed, for and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise and to deliver or to cause to be delivered all such other deeds, documents, instruments and assurances and to do or cause to be done all such other acts as in the opinion of such director or officer of the Company may be necessary or desirable to carry out the terms of the foregoing resolution, the execution of any such document or the doing of any such other act or thing being conclusive evidence of such determination.

D-1

SCHEDULE “E”

AUDIT COMMITTEE CHARTER

ELEMENTAL ALTUS ROYALTIES CORP. (“COMPANY”)
AUDIT COMMITTEE CHARTER

INTRODUCTION

This Charter sets forth the purpose, composition, responsibilities and authority of the Audit Committee (the “Committee”) of the board of directors (the “Board”) of Elemental Altus Royalties Corp. (the “Company”).

1.	STATEMENT OF PURPOSE

The purpose of the Committee is to assist the Board in fulfilling its oversight responsibilities with respect to:

•	Financial reporting and related financial disclosure;

•	Risk management;

•	Internal control over financial reporting and disclosure controls and procedures;

•	The annual independent audit of the Company’s financial statements;

•	Legal and regulatory compliance and compliance with the Code of Conduct;

•	Related party transactions; and

•	Compliance with public disclosure requirements.

2.	COMMITTEE MEMBERSHIP

The Committee shall consist of as many directors of the Board as the Board may determine (the “Members”), but in any event, not less than three (3) Members. The majority of Members shall be independent and all Members shall be financially literate within the meaning of National Instrument 52-110 — Audit Committees (“NI 52-110”) and any other applicable securities laws and the rules of any stock exchanges upon which the Company’s securities are listed. NI 52-110 requires, among other things, that to be independent a Member be free of any relationship which could, in the view of the Board, reasonably interfere with the exercise of a Member’s independent judgment. No Member shall: (i) accept, directly or indirectly, any consulting or advisory or other compensatory fee from the Company or any of its subsidiaries (other than remuneration for acting in his or her capacity as a member of the Board and as a member of Board Committees); or (ii) unless approved by the Board and a majority of Members are independent, be an “affiliated entity” within the meaning of NI 52-110.

Members shall be appointed by the Board. Any Member may be removed and replaced at any time by the Board, and will automatically cease to be a Member if he or she ceases to meet the qualifications required of Members. The Board will fill vacancies on the Committee by appointment from among qualified directors of the Board. If a vacancy exists on the Committee, the remaining Members may exercise all of the Committee’s powers so long as there is a quorum in accordance with Section 3 below.

Chair

The Board will designate one of the independent directors of the Board to be the chair of the Committee (the “Chair”) and the Chair may be removed or replaced at any time by the Board.

Qualifications

Subject to the permitted phase-in periods contemplated by Section 3.2 and Section 3.8 of NI 52-110, a majority of Members shall be independent and all Members shall be financially literate as described above. Members must have suitable experience and must be familiar with auditing and financial matters.

Attendance of Management and other Persons

The Committee may invite, at its discretion, senior executives of the Company or such persons as it sees fit to attend meetings of the Committee and to take part in the discussion and consideration of the affairs of the Committee. The Committee may also require senior executives or other employees of the Company to produce such information and reports as the Committee may deem appropriate in the proper exercise of its duties. Senior executives and other employees of the Company shall attend a Committee meeting if invited by the Committee. The Committee may meet without senior executives in attendance for a portion of any meeting of the Committee.

Delegation Subject to applicable law, the Committee may delegate any or all of its functions to any of its Members or any subset thereof, or other persons, from time to time as it sees fit.

3.	COMMITTEE OPERATIONS

Meetings

The Chair, in consultation with the other Members, shall determine the schedule and frequency of meetings of the Committee. Meetings of the Committee shall be held at such times and places as the Chair may determine. To the extent possible, advance notice of each meeting will be given to each Member unless all Members are present and waive notice, or if those absent waive notice before or after a meeting. Members may attend all meetings of the Committee either in person or by telephone, video or other electronic means. Powers of the Committee may also be exercised by written resolutions signed by all Members.

At the request of the external auditors of the Company, the Chief Executive Officer or the Chief Financial Officer of the Company or any Member, the Chair shall convene a meeting of the Committee. Any such request shall set out in reasonable detail the business proposed to be conducted at the meeting so requested.

Agenda and Reporting

To the extent possible, in advance of every regular meeting of the Committee, the Chair shall prepare and distribute, or cause to be prepared and distributed, to the Members and others as deemed appropriate by the Chair, an agenda of matters to be addressed at the meeting together with appropriate briefing materials.

The Chair shall report to the Board on the Committee’s activities since the last Board meeting. However, the Chair may report orally to the Board on any matter in his or her view requiring the immediate attention of the Board. Minutes of each meeting of the Committee shall be circulated to the Board following approval of the minutes by the Members.

The Committee shall oversee the preparation of, review and approve the applicable disclosure for inclusion in the Company’s annual information form.

Secretary and Minutes

The Corporate Secretary of the Company may act as the secretary of the Committee unless an alternative secretary is appointed by the Committee. The secretary of the Committee shall keep regular minutes of Committee proceedings and shall circulate such minutes to all Members and to the chair of the Board (and to any other director of the Board that requests that they be sent to him or her) on a timely basis.

Quorum and Procedure

A quorum for any meeting of the Committee will be a simple majority of the Members in office. The procedure at meetings will be determined by the Committee. The powers of the Committee may be exercised by a simple majority of Members at a meeting where a quorum is present or by resolution in writing signed by all Members. In the absence of the Chair, the Committee may appoint one of its other Members to act as Chair of any meeting.

Exercise of Power between Meetings

Between meetings, the Chair, or any Member designated for such purpose by the Committee, may, if required in the circumstance, exercise any power delegated by the Committee on an interim basis. The Chair or other designated Member will promptly report to the other Members in any case in which this interim power is exercised.

4.	DUTIES AND RESPONSIBILITIES

The Committee is responsible for performing the duties set out below and any other duties that may be assigned to it by the Board, as well as any other functions that may be necessary or appropriate for the performance of its duties.

Financial Reporting and Disclosure

Review and recommend to the Board for approval, the interim and audited annual financial statements, including the auditors’ report thereon, management’s discussion and analysis, financial reports, press releases related to such financial statements and reports, and other applicable financial disclosure, prior to the public disclosure of such information.

Review and recommend to the Board for approval, where appropriate, financial information contained in any prospectuses, annual information forms, annual reports to shareholders, management proxy circulars, material change disclosures of a financial nature and similar disclosure documents, prior to the public disclosure of such documents or information.

Review with senior executives of the Company, and with external auditors, significant accounting principles and disclosure issues and alternative treatments under International Financial Reporting Standards (“IFRS”), with a view to gaining reasonable assurance that financial statements are accurate, complete and present fairly the Company’s financial position and the results of its operations in accordance with IFRS, as applicable.

Seek to ensure that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, the Company’s disclosure controls and procedures and periodically assess the adequacy of those procedures and recommend any proposed changes to the Board for consideration.

Risk Management

Review the Company’s major financial risk exposures and the steps taken to monitor and control such exposures, including the use of any financial derivatives and hedging activities.

Review and make recommendations to the Board regarding the adequacy of the Company’s risk management policies and procedures with regard to identification of the Company’s principal risks and implementation of appropriate systems and controls to manage such risks including an assessment of the adequacy of insurance coverage maintained by the Company.

Internal Controls and Internal Audit

Review the adequacy and effectiveness of the Company’s internal control and management information systems through discussions with senior executives of the Company and the external auditor relating to the maintenance of (i) necessary books, records and accounts in sufficient detail to accurately and fairly reflect the Company’s transactions; (ii) effective internal control over financial reporting; and (iii) adequate processes for assessing the risk of material misstatements in the financial statements and for detecting control weaknesses or fraud. From time to time the Committee shall assess any requirements or changes with respect to the establishment or operations of the internal audit function having regard to the size and stage of development of the Company at any particular time. Satisfy itself, through discussions with senior executives of the Company that the adequacy of internal controls, systems and procedures has been periodically assessed in accordance with regulatory requirements and recommendations.

Periodically review the Company’s policies and procedures for reviewing and approving or ratifying related- party transactions.

External Audit

Recommend to the Board a firm of external auditors to be nominated for appointment as the external auditors of the Company.

Ensure the external auditors report directly to the Committee on a regular basis. Review the independence of the external auditors.

Review and recommend to the Board the fee, scope and timing of the audit and other related services rendered by the external auditors.

Review and approve the audit plan of the external auditors, including the scope and staffing of the audit, prior to the commencement of the audit. Establish and maintain a direct line of communication with the Company’s external auditors.

At each meeting, the Committee shall meet in private session, if required, and may meet with the external auditors, with management, and with the Committee members only.

Review and assess the compensation and oversight of the work of the external auditors of the Company with respect to preparing and issuing an audit report or performing other audit or review services for the Company, including the resolution of issues between senior executives of the Company and the external auditors regarding financial reporting. The external auditor shall report directly to the Committee.

Review the results of the external audit and the external auditors’ report thereon, including discussions with the external auditors as to the quality of accounting principles used and any alternative treatments of financial information that have been discussed with senior executives of the Company and any other matters.

Review any material written communications between senior executives of the Company and the external auditors and any significant disagreements between the senior executives and the external auditors regarding financial reporting.

Discuss with the external auditors their perception of the Company’s financial and accounting personnel, records and systems, the cooperation which the external auditors received during their course of their review and availability of records, data and other requested information and any recommendations with respect thereto.

Discuss with the external auditors their perception of the Company’s identification and management of risks, including the adequacy or effectiveness of policies and procedures implemented to mitigate such risks.

Recommend to the Board any change of the external auditors and oversee any such change to ensure compliance with NI 52-110 and other applicable securities laws and any other significant issues related to the change, including the response of the incumbent auditors, and enquire as to the qualifications of the proposed auditors before making its recommendations to the Board.

Review and assess, at least annually, the performance of the external auditors, including (i) reviewing and evaluating the lead partner on the external auditor’s engagement with the Company; and (ii) considering whether the auditor’s quality controls are adequate and the provision of permitted non-audit services are compatible with maintaining the auditor’s independence.

Associated Responsibilities

Monitor and periodically review the Code of Conduct of the Company and associated procedures for:

•	The receipt, retention and treatment of complaints received by the Company regarding accounting and internal accounting controls or auditing matters;

•	The confidential, anonymous submission by directors, officers and employees of the Company of concerns regarding questionable accounting or auditing matters; and

•	Any violations of applicable law, rules or regulations that relate to corporate reporting and disclosure, or violations of the Company’s Code of Conduct.

Review and approve the Company’s hiring policies regarding employees and partners, and former employees and partners, of the present and former external auditors of the Company.

Non-Audit Services

Pre-approve all non-audit services to be provided to the Company or any subsidiary entities by its external auditors or by the external auditors of such subsidiary entities, in accordance with NI 52-110 and other applicable securities laws, if any. The Committee may delegate to one or more of its Members the authority to pre-approve non-audit services but pre-approval by such Member or Members so delegated shall be presented to the full Committee at its first scheduled meeting following such pre-approval.

Other Duties

Direct and supervise the investigation into any matter brought to its attention within the scope of the Committee’s duties. Perform such other duties as may be assigned to it by the Board from time to time or as may be required by applicable law.

5.	THE COMMITTEE CHAIR

In addition to the responsibilities of the Chair described above, the Chair has the primary responsibility for overseeing and reporting on the evaluations to be conducted by the Committee, as well as monitoring developments with respect to accounting and auditing matters in general and reporting to the Committee on any related significant developments.

6.	COMMITTEE EVALUATION

The performance of the Committee shall be evaluated by the Board as part of its regular evaluation of the Board committees.

7.	ACCESS TO INFORMATION AND AUTHORITY TO RETAIN INDEPENDENT ADVISORS

The Committee shall be granted unrestricted access to all information regarding the Company that is necessary or desirable to fulfil its duties and all directors, officers and employees of the Company will be directed to cooperate as requested by Members. The Committee has the authority to retain, at the Company’s expense, independent legal, financial, and other advisors, consultants and experts to assist the Committee in fulfilling its duties and responsibilities, including sole authority to retain and to approve their fees. In selecting such advisors, consultants and experts, the Committee shall take into account factors relevant to their independence from the Company’s management and other relevant considerations.

The Committee shall discharge its responsibilities, and shall assess the information provided by the Company’s management and the external advisors, in accordance with its business judgment. Members are entitled to rely, absent knowledge to the contrary, on the integrity of the persons and organizations from whom they receive information, and on the accuracy and completeness of the information provided. Nothing in this Charter is intended or may be construed as imposing on any member of the Committee or the Board a standard of care or diligence that is in any way more onerous or extensive than the standard to which the directors of the Board are subject under applicable law.

The Committee also has the authority to communicate directly with internal and external auditors. While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements are complete and accurate or comply with IFRS and other applicable requirements. These are the responsibilities of the senior executives of the Company responsible for such matters and the external auditors. The Committee, the Chair and any Members identified as having accounting or related financial expertise are directors of the Board, appointed to the Committee to provide broad oversight of the financial, risk and control related activities of the Company, and are specifically not accountable or responsible for the day-to-day operation or performance of such activities. Although the designation of a Member as having accounting or related financial expertise for disclosure purposes is based on that individual’s education and experience, which that individual will bring to bear in carrying out his or her duties on the Committee, such designation does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the Committee and the Board in the absence of such designation. Rather, the role of a Member who is identified as having accounting or related financial expertise, like the role of all Members, is to oversee the process, not to certify or guarantee the internal or external audit of the Company’s financial information or public disclosure. This Charter is not intended to change or interpret the constating documents of the Company or applicable law or stock exchange rule to which the Company is subject, and this Charter should be interpreted in a manner consistent with the constating documents of the Company and all applicable laws and rules.

The Board may, from time to time, permit departures from the terms of this Charter, either prospectively or retrospectively. This Charter is not intended to give rise to civil liability on the part of the Company or its directors or officers, to shareholders, security holders, customers, suppliers, competitors, employees or other persons, or to any other liability whatsoever on their part.

8.	REVIEW OF CHARTER

The Committee shall periodically review and assess the adequacy of this Charter and recommend any proposed changes to the Board for consideration.